SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 19, 2020

List of materials

Documents attached hereto:

i) Press release:  Announcement Regarding Commencement of Tender Offer for Shares and Share Acquisition Rights of Sony Financial Holdings Inc. (Securities Code: 8729)

May 19, 2020

Sony Corporation

Announcement Regarding Commencement of Tender Offer for Shares and

Share Acquisition Rights of Sony Financial Holdings Inc. (Securities Code: 8729)

Sony Corporation (the “Tender Offeror”) hereby announces that, at a meeting held today, the board of directors of the Tender Offeror resolved to offer to acquire the common shares of Sony Financial Holdings Inc., a company listed on the First Section of the Tokyo Stock Exchange, Inc. (the “TSE”) under the Securities Code 8729 (the “Target”) (such shares, the “Target’s Common Shares”) and the related Stock Acquisition Rights (as defined in Section II.(3)) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “Act”), as stipulated below.

I.	Purpose of Purchase, Etc.

(1)	Overview of Tender Offer.

As of today, the Tender Offeror holds 283,050,000 (Share Holding Ratio (as defined in the note below): 65.04%) of the Target’s Common Shares that are listed on the First Section of the TSE and the Target is a consolidated subsidiary of the Tender Offeror.  The board of directors of the Tender Offeror resolved at a meeting held today to offer to acquire all of the Target’s Common Shares (excluding the Target’s Common Shares held by the Tender Offeror and the treasury shares held by the Target) and the Stock Acquisition Rights, with the aim of making the Target a wholly-owned subsidiary of the Tender Offeror as described in Section I(4) (together with the Tender Offer, the “Transaction”).

Note:
“Share Holding Ratio” means the percentage of shares obtained by dividing a number of the Target’s Common Shares by the Total Number of Shares after Dilution (Excluding Treasury Shares Owned by the Target (i.e., 435,180,036 shares) (with the resulting percentage rounded to the nearest hundredth)).  The “Total Number of Shares after Dilution (Excluding Treasury Shares Owned by the Target)” means the sum of  (a) the total issued shares of the Target as of March 31, 2020 (i.e., 435,087,405 shares), as set forth in the “Consolidated Financial Summary (Japanese GAAP) for the Fiscal Year Ended March 31, 2020” disclosed by the Target on May 19, 2020 (the “Financial Results of the Target”), plus (b) the number of the Target’s Common Shares (130,100 shares in total) represented by the First Series of Stock Acquisition Rights (i.e., 357 units), the Second Series of Stock Acquisition Rights (i.e., 340 units) and the Third Series of Stock Acquisition Rights (i.e., 316 units) as of May 31, 2019, as stipulated in the Annual Securities Report for the 15th Fiscal Year filed by the Target as of June 25, 2019 (the “15th Term – Annual Securities Report”) and the Fourth Series of Stock Acquisition Rights (i.e., 288 units) as of August 6, 2019, as stipulated in the 16th Fiscal Year Second Quarter Securities Report filed by the Target on November 22, 2019 (the “16th Term – the Second Quarter Securities Report”), minus (c) the number of treasury shares held by the Target as of March 31, 2020 (i.e., 37,469 shares) (with the resulting percentage rounded to the nearest hundredth).

Since the Tender Offeror contemplates making the Target its wholly-owned subsidiary and has set the minimum number of shares to be purchased through the Tender Offer at 7,070,000 shares (Share Holding Ratio: 1.62%) (the “Minimum Tender Condition”), the Tender Offeror shall not purchase any of the share certificates, etc. tendered through the Tender Offer (the “Tendered Share Certificates, Etc.”) if the aggregate number of Tendered Share Certificates, Etc. is less than the Minimum Tender Condition.  On the other hand, the Tender Offeror has not set a maximum number of shares to be purchased, and if the number of Tendered Share Certificates, Etc. is equal to or greater than the Minimum Tender Condition, the Tender Offeror shall purchase all of the Tendered Share Certificates, Etc.

The Minimum Tender Condition has been set such that the aggregate number of voting rights of the Target to be held by the Tender Offeror after the completion of the Tender Offer will be equal to or greater than two-thirds of the total voting rights of the Target (the number of voting rights (4,351,800 units) represented by the Total Number of Shares after Dilution (Excluding Treasury Shares Owned by the Target): (435,180,036 shares)).

According to the “Announcement Concerning Expression of Company’s Opinion in favor of Implementation of Tender Offer for Company’s Shares Made by its Controlling Shareholder, Sony Corporation, and Recommendation to Tender Shares” that was announced by the Target as of today (the “Target’s Announcement”), the board of directors of the Target resolved at a meeting held today that the Target would issue an opinion in support of the Tender Offer and recommend that the shareholders and the holders of the Stock Acquisition Rights of the Target tender their shares of the Target’s Common Shares and Stock Acquisition Rights in the Tender Offer.  As to the details of the Target’s decision-making process, please refer to Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(h) below.

(2)	Background to, Purpose of and Decision-making Process concerning the Tender Offer, and Management Policy after the Tender Offer.

(i) Background to, purpose of and decision-making process concerning the Tender Offer

(1) Background to, and reasons for, the Tender Offer

The Tender Offeror was established in May 1946 as Tokyo Telecommunications Engineering Corporation for the purpose of researching and manufacturing telecommunication equipment and measuring instruments.  After a public offering on the Tokyo over-the-counter market in August 1955, the company was renamed Sony Corporation in January 1958, and listed on the First Section of the TSE in December of the same year, and on the New York Stock Exchange in September 1970.  As of March 31, 2020, the Tender Offeror has 1,529 subsidiaries and 155 affiliates, of which 1,490 are consolidated subsidiaries (including variable interest entities) and 140 are equity method affiliates (collectively the “Tender Offeror Group”).
The Tender Offeror’s business segments include Game & Network Services (“G&NS”), Music, Pictures, Electronic Products & Solutions (“EP&S”), Imaging & Sensing Solutions (“I&SS”), Financial Services, and All Other, and segment information is disclosed according to these categories.  The G&NS segment mainly includes the network services business, the manufacture and sale of home video game consoles, and the production and sale of software.  The Music segment mainly includes music production, music publishing, and video media/platform businesses.  The Pictures segment mainly includes motion picture production, television production and media network businesses.  The EP&S segment mainly includes television, audio/video, still image and video cameras, smartphones and internet-related services businesses.  The I&SS segment mainly includes the image sensor business.  The Financial Services segment includes the insurance business, mainly life and non-life insurance for individuals in the Japanese market, as well as the banking business in Japan.  The All Other segment consists of a variety of business activities, including disc manufacturing and recording media businesses.
The Tender Offeror aims to generate sustainable social value and high profitability, with its “Purpose” (i.e., the meaning of its existence) being to “fill the world with emotion, through the power of creativity and technology”, and its corporate direction of “getting closer to people”.  With respect to the Tender Offeror’s business portfolio, which focuses on “people” and its Purpose and corporate direction (i.e., businesses that “move people’s hearts”, businesses that “connect people” and businesses that “support people”), in addition to strengthening individual businesses and in order to take further advantage of the diversity of the portfolio, the Tender Offeror aims to pursue further collaboration between content IP (intellectual property) such as Games, Music, Pictures, and Animation, and Direct to Consumer (Note 1) (“DTC”) services, to create synergies through technologies among businesses, and to further evolve as a “creative entertainment company with a solid foundation of technology”.  The social mission of the Tender Offeror is to create and continue to deliver “emotion”, and since the soundness of “people”, “society”, and “the global environment” are premises for people to be connected with emotion, the Tender Offeror aims to continue contributing to “people”, “society”, and “the planet” through its business activities and various forms of social support.

Note 1:
The term “Direct to Consumer” means a recurring type (a form of business that increases profit through continuous transactions with the same customers) business model that directly connects the business to its customers.

On the other hand, according to the Target’s Announcement, the Target was established in April 2004 as a financial holding company through a demerger from the Tender Offeror (who obtained permission from the Financial Services Agency in March 2004 to establish an insurance holding company (under the Insurance Business Act) and a bank holding company (under the Banking Act)) in which the Target became the holding company of Sony Life Insurance Co., Ltd. (established in 1979 as Sony Prudential Life Insurance Co., Ltd. through a joint venture between the Tender Offeror and The Prudential Insurance Company of America, then following the termination of the joint venture agreement in July 1987 its trade name was changed to its current name in April 1991; “Sony Life”), Sony Assurance Inc. (established in June 1998 by the Tender Offeror as Sony Insurance Planning Co., Ltd., then in September 1999 its trade name was changed to its current name; “Sony Assurance”), and Sony Bank Incorporated (established by the Tender Offeror in April 2001; “Sony Bank”).  Subsequently, according to the Target’s Announcement, the Target was listed on the First Section of the TSE in October 2007.
According to the Target’s Announcement, the Target Group (Note 2)’s business segment includes life insurance, non-life insurance, banking, and others.  According to the Target’s Announcement, in the life insurance business, which is operated by Sony Life and is the core business of the group, insurance professionals called “Lifeplanners” design order-made insurance plans adapted to the desired life plans of customers based on fine-tuned consultations.  According to the Target’s Announcement, in the non-life insurance business, as a leading direct insurance company, Sony Assurance provides indemnity/insurance and services that achieve customer satisfaction in various products such as automobile insurance through channels such as the internet or telephone.  According to the Target’s Announcement, in the banking business, Sony Bank provides individual customers with internet banking services that deliver financial products and services with a high level of quality and convenience, and is also engaged in credit card payment services operations at its consolidated subsidiary Sony Payment Services Inc.  According to the Target’s Announcement, the other businesses of the Target Group consist of its nursing care business and venture capital business.  According to the Target’s Announcement, in the nursing care business, Lifecare Design Inc. and Proud Life Inc., which are subsidiaries of the management holding company Sony Lifecare Inc., are engaged in the management, operation, and planning of fee-charging aged care facilities, etc., while in the venture capital business, the Target Group is engaged in investment activities targeting venture companies with strengths in fields such as fintech, through investment a fund in which the Target’s investment subsidiary Sony Financial Ventures Inc. invests.
According to the Target’s Announcement, at the time of the establishment of the Target, the Tender Offeror owned all of the Target’s Common Shares, but in October 2007 when the Target’s Common Shares were listed, the Target issued new shares and conducted a secondary offering in respect of a portion of the Target’s Common Shares owned by the Tender Offeror, through which the number of the Target’s Common Shares owned by the Tender Offeror became 1,305,000 shares (Ratio of Shares Held (the ratio of the number of the Target’s Common Shares held by the Tender Offeror to the number of the total number of issued shares of the Target’s Common Shares as of the end of the then most recent quarter less the number of treasury shares owned by the Target as of such date): 60.00% (rounded to two decimal places; the same applies to the remainder of this paragraph)).  Subsequently, according to the Target’s Announcement, the Target conducted a share split as of April 1, 2011 (at a ratio of 200 shares per common share), and the Tender Offeror made an off-market acquisition of 9,135,000 Target’s Common Shares (Ratio of Shares Held after acquisition: 62.10%; the number of shares held after acquisition: 270,135,000 shares) and 9,000,000 Target’s Common Shares (Ratio of Shares Held after acquisition: 65.07%; the number of shares held after acquisition: 283,050,000 shares) in August 2016 and June 2018, respectively.  Further, according to the Target’s Announcement, from November 2016 to January 2017, through multiple market transactions, the Tender Offeror acquired a total of 3,915,000 Target’s Common Shares. As a result, according to the Target’s Announcement, the number of the Target’s Common Shares owned by the Tender Offeror as of today is 283,050,000 shares (Ratio of Shares Held: 65.06%; Share Holding Ratio: 65.04%).

According to the Target’s Announcement, the Target Group delivers a variety of financial services catered to the life stages and life events of its customers, and thereby contributes to the development of society as a whole, by engaging in businesses such as life insurance, non-life insurance, and banking, and as the policy for all of its activities it adopts the mission of “creating a sustainable society where people feel a sense of enrichment”, the vision of “becoming the most trusted financial services group by invoking emotion through the power of technology and high-value-added products and services that meet every customer’s needs”, and the following five values: “customer first” (providing products and services that satisfy customers by listening sincerely to their views); “originality” (working actively and pursuing creativity and innovation within an organization that supports a spirit of freedom and open-mindedness); “integrity and fairness” (acting fairly with high ethical standards and a sense of purpose); “diversity” (creating new value by harnessing diversity and varying viewpoints); and “sustainability” (fulfilling its stakeholder responsibilities through disciplined business practices).

Note 2:	“Target Group” means the Target and its 13 consolidated subsidiaries (as of March 31, 2020)

According to the Target’s Announcement, in May 2018, the Target formulated a “Medium-term Business Plan (FY 2018-2020)” with a final fiscal year of FY 2020, under which the Target is “further promoting the customer-first business operation” and “establishing a foundation that allows us to take full advantage of changes (technological advancements, social or regulatory changes, etc.) to secure further growth”, based on the following theme: “with taking on the challenge of new growth as our theme, we will make strategic moves from a long-term perspective to secure further growth by taking full advantage of changes that will occur 10 years or more from now and of organic growth from existing business models”.  According to the Target’s Announcement, specifically, in addition to autonomous growth of existing businesses through measures such as the pursuit of quality in the Lifeplanner channel at Sony Life, increasing the market share in automobile insurance at Sony Assurance, and strengthening foreign currency deposits and residential mortgage loans at Sony Bank, the Target Group is engaging in the following new initiatives aimed at further growth: (i) utilizing fintech to improve operational efficiency and develop new types of insurance and apps; (ii) ascertaining trends in fintech ventures and disruptors by investing in venture companies with strengths in fields such as fintech and healthcare; and (iii) delivering new services based on the combination of physical and digital channels.

Further, according to the Target’s Announcement, in order to strengthen the management framework aimed at sustained improvement of corporate value of the Target Group, the Target, following a resolution at its general meeting of shareholders in June 2019, changed the composition of its board of directors.  Specifically, according to the Target’s Announcement, the Target changed the composition of its board of directors from one in which the board was composed of 10 members comprising three persons from the Target, the three presidents of the major subsidiaries of the Target, one person from the Tender Offeror, and three outside directors, to a board composition of 10 members comprising three persons from the Target, three persons from the Tender Offeror, and four outside directors, and the Target believes that this new framework will enable enhancement of governance that is even more closely aligned to the viewpoint of shareholders and stakeholders, and will enable the presidents of the three major subsidiaries to concentrate on pursuing the sound growth and enhanced competitiveness of their respective businesses.  According to the Target’s Announcement, by further enhancing diversity such as by increasing the number of outside directors by one person to four persons (equal to over a third of the total number of directors) and at the same time also electing women directors, the Target is seeking to further improve the effectiveness of the board of directors.

Based on its “Purpose” and corporate direction mentioned above, the Tender Offeror has steadily implemented various measures to strengthen each of the G&NS, Music, Pictures, EP&S, and I&SS businesses, as well as to pursue further collaboration between content IP and DTC services and synergies among businesses through the use of technology.  Such measures include, for instance, (i) the creation of original music for game software through collaboration between the gaming business and the music business, (ii) the production of VR content through collaboration between artists, (iii) development of endoscopes and surgical microscopes for use in the medical business utilizing sensory technology developed in the semiconductor and camera businesses, and recognition and imaging technologies, and (iv) the realization of virtual photographic backgrounds in the picture business utilizing 3D scanning technologies.  In addition, as a Financial Services business in the Tender Offeror Group, the Target provides DTC services such as life insurance, non-life insurance, banking and nursing care by leveraging the widely-recognized Sony brand, which is widely perceived by individual customers to be reliable and credible.  The Target, consistent with such brand perception, has been making stable financial contributions to the business performance of the Tender Offeror Group since fiscal year 2009, when the Tender Offeror Group emerged from the 2008 financial crisis.  The Tender Offeror considers that the Target has also been contributing for an extended period of time with respect to generating sustainable social value by providing safety and reliability to its customers who are the center of “emotion”, as defined in the “Purpose”.

On the other hand, the business environment surrounding the Target in recent years has been highly competitive due to 1) a rapid diversification of customers’ needs toward different types of protection, including insurance related to security of existence, savings and promoting health, and sales channels, such as the advent of the walk-in insurance shop, and 2) the emergence of new competitors, including new entrants from other business categories, as a result of various factors, such as a shrinking population, a declining birth rate, an aging population and longevity in Japan, continued low interest rates, the rapid evolution of fintech due to the spread of artificial intelligence (“AI”) technologies, the development and falling cost of life science and healthcare technologies, and progress in automated driving support technologies.

In this environment, for the Tender Offeror, with its “Purpose” of “filling the world with emotion, through the power of creativity and technology”, and the corporate direction of “getting closer to people”, the Financial Services business of the Target is a business that the Tender Offeror would like to focus more on in the future because it supports “people”, the center of “emotions”, and potentially contributes to the realization of the Tender Offeror’s “Purpose” and corporate direction through the use of the technology of the Tender Offeror.  Based on such understanding, since March 2009, the Tender Offeror, as the parent company of the Target, has been working on and evaluating measures for the growth of each business of the Target, as well as working with the management team of the Target on measures for strengthening the governance of the Target, further expanding shareholder returns, and further enhancing information disclosures.  For instance, in the non-life insurance business of the Target, the Tender Offeror has been working collaboratively to develop PHYD telematics insurance (Note 3) and “GOOD DRIVE”, a new automobile insurance product realized through the combination of AI, sensing, cloud computing and other technologies owned by the Tender Offeror Group with the knowledge of the development of insurance products and services accumulated at Sony Assurance Inc., a subsidiary of the Target.  Another collaboration example is that the Tender Offeror has been conducting marketing analysis in the non-life insurance business by utilizing “CALC”, a proprietary information analysis solution from Sony Computer Science Laboratories, Inc., a subsidiary of the Tender Offeror.  In addition, in the banking business of the Target, the Tender Offeror is working to expand the customer base by, for example, granting special benefits for usage of Sony Bank Wallet (debit card) in the PlayStation™Store (Note 4), which is provided by Sony Interactive Entertainment Inc., a subsidiary of the Tender Offeror.  Furthermore, in the life insurance business of the Target, the Tender Offeror is considering various strategies to further enhance the value of life planners, a value driver of the life insurance business, such as expanding customer bases and services, utilizing customer databases, developing new distribution channels and strengthening sales structures.

Note 3:
The “PHYD” in “PHYD telematics insurance” is the acronym for “pay-how-you-drive.” For purposes of the new automobile insurance products, data regarding driving behaviors such as speed, increases or decreases in speed, and operation of the steering wheel is collected by a sensor or the like installed on a vehicle to evaluate the risk of accidents and insurance premiums based on the analysis of that data.

Note 4:	The term “PlayStation™ Store” means an official online store of PlayStation at which game software and video content are available for purchase anytime.

On the other hand, under the current circumstances where both the Tender Offeror and the Target are operating independently as listed companies, when mutually utilizing their respective management resources, etc., the Tender Offeror and the Target need to carefully consider the usefulness and objective fairness of the transaction by taking into account the interests of the minority shareholders of the Target.  It is the Tender Offeror’s view that it has not been possible to sufficiently promote prompt decision-making as a unified group.  In addition, since early August 2019, the Tender Offeror has been reviewing its business portfolio as a regular practice of management and has been considering the strategic merit of maintaining the Target as a listed subsidiary, mainly from the viewpoint of managing the business portfolio of the Tender Offeror Group.  With respect to the listing of the Target in October 2007, the Tender Offeror considered it important that the Target increase the transparency of its management and secure its own means of financing from the market in anticipation of potential business expansions in the fields of life insurance, non-life insurance, and banking.  However, given the rapidly changing business environment surrounding the Target mentioned above and the inability of the Tender Offeror to sufficiently promote prompt decision-making as a unified group, in order to further accelerate the Target’s efforts to improve its businesses, such as by developing insurance and banking products and services and improving convenience for insurance policyholders and banking depositors, and to maximize the corporate value of the Tender Offeror Group, including the Target, from a medium- to long-term perspective, the Tender Offeror has concluded that it is essential for the Tender Offeror to make the Target a wholly-owned subsidiary of the Tender Offeror, and to further promote the Target’s utilization of the management and other resources of the Tender Offeror Group, and to facilitate swift decision-making by the entire Tender Offeror Group, rather than to maintain the Target’s independence as a listed company.

The Tender Offeror believes that by delisting the Target, making the Target a wholly-owned subsidiary of the Tender Offeror and removing various restrictions aimed at ensuring the Target’s independence as separately listed companies, such as restrictions on personnel exchanges, sharing of management infrastructure and information between the Tender Offeror Group and the Target Group, and limitations on the ability of the Tender Offeror to apply various internal rules of the Tender Offeror Group to the Target Group, the Tender Offeror and the Target will be able to make prompt and flexible management decisions in a unified manner, concentrate the management resources required for the Financial Service business, and further strengthen cooperation with each of the Target’s businesses, with the objective of realizing the sustainable growth of the Target’s businesses and pursuing further improvements in the corporate value of the Tender Offeror Group, including the Target.

In addition, the Tender Offeror believes that it is in the interest of the Target’s minority shareholders to provide them with a reasonable opportunity to sell their shares for cash so as to avoid the uncertainty of the current business environment and disruptions to the Target’s business that may result from the Tender Offeror’s intention to implement measures from a medium- to long-term perspective, including each measure described in (A) through (E) below, to deal with the changing business environment surrounding the Target.

The Tender Offeror aims to achieve the following synergies by further strengthening collaboration with the Target if the Target becomes a wholly-owned subsidiary:

(A) Further utilization of technology for each of the Target’s businesses: As in the aforementioned cases of GOOD DRIVE and CALC, the Tender Offeror intends to pursue improvements in customer convenience and marketing accuracy etc., by accelerating the use of the Tender Offeror’s technology and research and development resources in each of the Target’s businesses.  For example, when collecting and analyzing customer-related data with respect to the insurance business of the Target, the Tender Offeror will make greater use of AI, cloud computing, and other technologies of the Tender Offeror and consider the potential of utilizing such technologies in products and services in the future, including to improve the operations and sales functions and marketing efficiency.

(B) Further expansion of the customer base by building a collaborative structure within the Group: By further accelerating the combination of customer bases and customer-related data, such as those described above in the collaboration with the game business, the Tender Offeror aims to accelerate the evaluation of cross-selling, such as provision of financial-related services to customers of the DTC services and platform within the Tender Offeror Group (for instance, Internet communications services, such as So-net provided by Sony Network Communications Inc., a subsidiary of the Tender Offeror, and game platforms, such as PlayStation provided by Sony Interactive Entertainment LLC).

(C) Establishment of new businesses: Through collaboration with various businesses and affiliated companies of the Tender Offeror Group, the Tender Offeror will aim to accelerate the speed and improve the potential for establishing such new businesses by considering the development of new businesses in business areas that are highly difficult for the Target to achieve on its own such as medical-related businesses.

(D) Use of the management resources and know-how of the Tender Offeror Group: The Tender Offeror will aim to make use of the management resources and know-how of the Tender Offeror Group by establishing a system that enables the Target Group to make use of the management infrastructure of the Tender Offeror Group (e.g., business management systems, recruitment functions, human resource development programs, intellectual property, etc.) and related know-how.

(E) Improving management efficiency: The Tender Offeror will seek to improve efficiency through the integration of investor relations, financing-related operations, and certain back-office departments and operations such as operations for holding and running general meetings of shareholders, as well as through group-wide IT system investments.

The Transaction, if consummated, is expected to improve the EPS (earnings per share) of the Tender Offeror’s consolidated financial results due to the effect of capturing the net income attributable to non-controlling interests.

As stated above, the Tender Offeror has been in continuous discussion with the Target regarding the nature of their business collaboration and the group management structure since March 2019.  In late January 2020, the Tender Offeror considered the possibility that, in order to further accelerate its efforts to grow its Financial Services business, it would be important for the Tender Offeror and the Target to work together as one to leverage the strengths of the Tender Offeror Group, and that making the Target a wholly-owned subsidiary of the Tender Offeror would enable the Tender Offeror and the Target, as one group, to make prompt and flexible decisions.  Further, the Tender Offeror determined that making the Target a wholly-owned subsidiary of the Tender Offeror would be necessary for the Tender Offeror and the Target to create and maximize further synergies through collaboration between the Tender Offeror and the Target to further enhance the corporate value of both companies.  As such, the Tender Offeror appointed Goldman Sachs Japan Co., Ltd. (“Goldman Sachs”) as its financial advisor that is independent from both the Tender Offeror and the Target, and Nagashima Ohno & Tsunematsu as its legal advisor that is independent from both the Tender Offeror and the Target, and commenced a review of the Transaction, and at the same time, made an initial inquiry about the Transaction to the Target in late-January, 2020.  After this review, in mid-February 2020, taking into account the Tender Offeror’s capital policies and the high liquidity of the Tender Offeror’s shares in the capital market, the Tender Offeror requested that the Target review the plan to make the Target a wholly-owned subsidiary of the Tender Offeror through an exchange of shares of the Tender Offeror for shares of the Target.  According to the Target’s Announcement, following the initial inquiry by the Tender Offeror in late-January, 2020, the Target established a special committee (the “Special Committee”) to evaluate, negotiate and determine the Transaction in terms of increasing its corporate value and to secure the interests of general shareholders of the Target.  For details of the establishment of the Special Committee, please refer to Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(b).  Subsequently, in early March 2020, the Tender Offeror received a letter from the Special Committee stating that the Special Committee believes that the consideration of the Transaction should be cash considering the simplicity of cash as a form of consideration and the certainty of cash as a form of consideration in light of the time required until the closing and the recent volatility of the stock market.  In the middle of the same month, in light of the trends of the price of the Tender Offeror’s shares in the recent economic situation including volatility of the stock market due to the impact of the coronavirus disease (“COVID-19”), the Tender Offeror determined that it would be in the interest of the shareholders of the Target other than the Tender Offeror to offer cash, which is more liquid, objective in value and stable, as consideration for the Target’s Common Shares, and, in mid-March 2020, proposed to the Special Committee that the method for making the Target a wholly-owned subsidiary be changed from an exchange of shares of the Tender Offeror for shares of the Target to an exchange of cash for shares of the Target.  The Tender Offeror conducted detailed due diligence from mid-March 2020 to early May 2020 to examine the feasibility of the Transaction.  The Tender Offeror checked the effect of COVID-19 on the Target’s business and the counter measures that the Target was considering related thereto, and evaluated the trends of market value of the Target’s shares before the impact of such diseases became apparent, and considered those matters in concluding the feasibility of the Transaction, including the possibility of the realization of synergies.  The Tender Offeror concluded, considering the result of the due diligence, that the impact of COVID-19 would not harm the feasibility of the Transaction and continued preparation of the Transaction.  Although the Declaration of Statement of Emergency effected on April 7, 2020 would make preparation of the Transaction more difficult than usual (for example, both the Tender Offeror and the Target adopted work-from-home), taking into account the importance of the Transaction, the Tender Offeror determined that conducting the Transaction as scheduled was beneficial both to the Tender Offeror and the Target.  Thus, after being informed by the Target in mid-March that the Special Committee would handle negotiation of and discussion on the Transaction, since early April 2020, the Tender Offeror has had multiple discussions and negotiations with the Special Committee, including the price of purchase, etc. of the Target’s Common Shares in the Tender Offer (the “Tender Offer Price”).  Specifically, on April 8, 2020, the Tender Offeror made the first proposal regarding the Tender Offer Price (JPY 2,000 per share).  The Tender Offeror proposed JPY 2,200 per share as the Tender Offer Price on April 16, 2020 in response to the Special Committee’s response that the Tender Offeror should reconsider its offer.  The Tender Offeror’s financial advisor, Goldman Sachs, had a discussion with Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”), a financial advisor instructed by the Special Committee and Plutus Consulting Co., Ltd. (“Plutus”), a financial advisor of the Special Committee regarding the Tender Offer Price on April 30, 2020 in response to the Special Committee’s request to reconsider the Tender Offer Price on April 23, 2020.   The Tender Offeror proposed JPY 2,400 per share as the Tender Offer Price on May 7, 2020 but the Special Committee further requested to reconsider the Tender Offer Price on May 8, 2020.  Subsequently, on May 12, 2020, the Tender Offeror made the final proposal regarding the Tender Offer Price (JPY 2,600 per share) to the Special Committee.  Further, the Tender Offeror reviewed the purchase price of the Stock Acquisition Rights, which are to be tendered in the Tender Offer as well, and discussed such purchase price with the Special Committee.  Considering that with respect to the Stock Acquisition Rights, all of the exercise prices per Target’s Common Share are below the Tender Offer Price, on May 15, 2020, the Tender Offeror proposed to the Special Committee that the purchase price of the Stock Acquisition Rights shall be the amount obtained by multiplying 100, which is the number of the Target’s Common Shares represented by each of such Stock Acquisition Rights, by the difference between the Tender Offer Price and the exercise price of each Stock Acquisition Rights per Target’s Common Share.

As described above, the Tender Offeror believes that the prompt implementation of measures for the sustainable growth of each business of the Target mentioned above and further strengthening of the relationship with the Target will lead to maximization of the corporate value of the Tender Offeror Group, including the Target.  As the Tender Offeror believes that making the Target a wholly-owned subsidiary of the Tender Offeror is the best option for this purpose and understands that the Target shares such belief, the Tender Offeror carefully discussed and evaluated at the meeting of its board of directors held today, considering legal advice from Nagashima Ohno & Tsunematsu, advice from a financial point of view from Goldman Sachs, including an analysis report dated May 19, 2020 (“the Analysis Report (GS)”), prepared by Goldman Sachs relating to the financial analysis of the value of the Target’s Common Shares performed by Goldman Sachs upon the request by the Tender Offeror, and an opinion to the effect that the Tender Offer Price is fair to the Tender Offeror’s shareholders from a financial point of view (a fairness opinion) (the “Fairness Opinion (Deloitte Tohmatsu)”) prepared by Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu”), a third-party valuation institution that is independent from the Tender Offeror and the Target, and resolved to implement the Tender Offer for the purpose of making the Target a wholly-owned subsidiary of the Tender Offeror.  For details of the Analysis Report (GS) and the Fairness Opinion (Deloitte Tohmatsu), please see Section II(4)(i) below.

(2)    The Target’s decision-making process and the reasons therefor

According to the Target’s Announcement, the Target received an initial inquiry about the Transaction from the Tender Offeror in late January, 2020.  Accordingly, according to the Target’s Announcement, the Target appointed MUMSS as its financial adviser in late January, 2020, and appointed Mori Hamada & Matsumoto as its legal adviser in early February, 2020.  Then, according to the Target’s Announcement, given that the Target is a consolidated subsidiary of the Tender Offeror and the Transaction constitutes a transaction that typically involves structural conflict of interest issues and information asymmetry issues, in order to address those issues and to ensure the fairness of the Transaction, the Target immediately started establishing a framework for evaluating, negotiating and determining the Transaction in terms of increasing its corporate value and securing the interests of general shareholders of the Target from a standpoint independent of the Tender Offeror, based on the advice of Mori Hamada & Matsumoto.

Specifically, according to the Target’s Announcement, after preparation towards the establishment of the Special Committee consisting of the Target’s independent outside directors and independent outside statutory auditor since early February, 2020 as stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(b) below, by a resolution at the extraordinary meeting of its board of directors held on February 28, 2020, promptly after the receipt of the proposal of the Transaction from the Tender Offeror on February 18, 2020, the Target (i) established the Special Committee, which consisted of four members, namely Mr. Shiro Kuniya (the Target’s independent outside director and a managing partner of Oh-Ebashi LPC & Partners), Mr. Takatoshi Ito (the Target’s independent outside director and a professor at the School of International and Public Affairs at Columbia University), Mr. Shogo Ikeuchi (the Target’s independent outside director and a board director and adviser of Recruit Holdings Co., Ltd.), and Mr. Yoshimichi Makiyama (the Target’s independent outside statutory auditor and a partner of Ripple Partners) (for the process of establishment, process of the review, and details of determinations of the Special Committee, please refer to Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(b) below.) and referred the following (the “Consulted Matters”) to the Special Committee: (i) evaluate whether the board of directors of the Target should approve the Transaction, after (a) evaluating and determining whether the Transaction should be implemented from the perspective of whether the Transaction will increase the corporate value of the Target and (b) evaluating and determining the appropriateness of the transaction terms and conditions and the fairness of the procedures from the viewpoint of securing the interests of the general shareholders of the Target, and provide its recommendation to the board of directors of the Target (it is determined that such recommendation may be provided with appropriate expressions as necessary depending on the structure of the Transaction, and laws and regulations, etc.); and (ii) evaluate whether the decision on the Transaction by the board of directors of the Target will be disadvantageous to the minority shareholders of the Target and provide its opinion to the board of directors of the Target.  According to the Target’s Announcement, the board of directors of the Target also resolved that the decision on the Transaction should be made by respecting the contents of determinations by the Special Committee to the highest degree and that if the Special Committee determines that the terms and conditions of the Transaction are not appropriate, the board of directors of the Target will not approve the Transaction on such terms and conditions.  According to the Target’s Announcement, the board of directors of the Target further resolved to grant the Special Committee the authority (a) to negotiate (including negotiations indirectly through advisers and other persons) the terms and conditions of the transaction with the Tender Offeror, (b) to appoint or name its own financial adviser, third-party valuation institution, and legal advisor as necessary (fees are to be borne by the Target) to evaluate the Consulted Matters, and (c) to receive from the officers and employees of the Target the information reasonably necessary to evaluate and make determinations regarding the Transaction (for the method of such resolutions by the board of directors of the Target described above, please refer to Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(b) below.).  As stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(b) below, according to the Target’s Announcement, the Special Committee determined to the effect that it would appoint Oh-Ebashi LPC & Partners as its own legal advisor and Plutus as its own financial advisor and third-party valuation institution based on the authorization described above on February 28, 2020.
In addition, as stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(b) below, according to the Target’s Announcement, the Special Committee confirmed that there is no concern with respect to the independence and expertise of the Target’s financial adviser and third-party valuation institution MUMSS and the Target’s legal adviser Mori Hamada & Matsumoto and approved the appointment of MUMSS and Mori Hamada & Matsumoto.

Further, as stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(g)below, according to the Target’s Announcement, the Target established an internal framework for evaluating and negotiating and making determinations regarding the Transaction (including the scope of the officers and employees of the Target involved in evaluating and negotiating and making determinations regarding the Transaction, and their duties) from a standpoint independent of the Tender Offeror, and obtained approval from the Special Committee that there is no concern with respect to that evaluation framework from the standpoint of independence.
Subsequently, according to the Target’s Announcement, the Target received advice from a financial point of view, including the report on the result of the valuation of the Target’s Common Shares and advice on the strategy for negotiations with the Tender Offeror, from MUMSS, and received guidance and other legal advice on measures to secure the fairness of the procedures for the Transaction from Mori Hamada & Matsumoto, and has carefully evaluated whether to implement the Transaction and the appropriateness of the transaction terms and conditions.
According to the Target’s Announcement, with respect to the structure of the Transaction, the Target initially received a proposal from the Tender Offeror that the Transaction would be executed by way of share exchange using the Tender Offeror’s shares as the consideration in the written proposal of the Transaction dated February 18, 2020.  Accordingly, according to the Target’s Announcement, with respect to a structure of the Transaction, after the Special Committee evaluated the share exchange using the Tender Offeror’s shares as the consideration proposed by the Tender Offeror, and other structures including the Two-Step Acquisition through the tender offer using cash as the consideration and subsequent squeeze-out from the standpoint of ensuring the interests of the Target’s general shareholders, the Special Committee gave written notice to the Tender Offeror on March 6, 2020 stating that although the terms and conditions are required to be fair irrespective of a structure of the Transaction, the Target considered that it would be desirable that the Transaction be executed using cash as the consideration taking into consideration simplicity of consideration, certainty, period required until closing, volatility of current stock market, and other matters.  As a result, according to the Target’s Announcement, the Special Committee received written response from the Tender Offeror that the structure of the Transaction was changed to the Two-Step Acquisition through the tender offer using cash as the consideration and subsequent squeeze-out on March 12, 2020.
Also, according to the Target’s Announcement, the Special Committee received from the Tender Offeror an initial proposal including JPY 2,000 per share for the Tender Offer Price on April 8, 2020, and subsequently continued to discuss and negotiate with the Tender Offeror the terms and conditions of the Transaction, including the Tender Offer Price.  Specifically, the Special Committee received from the Tender Offeror the proposal regarding the Tender Offer Price to be JPY 2,200 per share on April 16, 2020 and the proposal regarding the Tender Offer Price to be JPY 2,400 per share on May 7, 2020.  Based on the advice received from Plutus and Oh-Ebashi LPC & Partners and opinions obtained from MUMSS and Mori Hamada & Matsumoto, the Special Committee evaluated each of above proposals and considered that the Tender Offer Price in those proposals did not reach the appropriate price, and thus requested the Tender Offeror to reconsider the Tender Offer Price.  Subsequently, there were continued discussions and negotiations with the Tender Offeror through the financial advisor of the Target.  As a result, the Special Committee received from the Tender Offeror a proposal including JPY 2,600 per share for the Tender Offer Price on May 12, 2020.  In addition, on May 15, 2020, the Special Committee received from the Tender Offeror a proposal to the effect that the Stock Acquisition Rights purchase price was calculated by multiplying the difference between the Tender Offer Price and the exercise price of each Stock Acquisition Right per Target’s Common Share by 100, which is the number of the Target’s Common Shares underlying one Stock Acquisition Right.  According to the Target’s Announcement, upon the discussions and negotiations on the terms and conditions of the Transaction including the Tender Offer Price, although the market price of the Target’s Common Shares was swinging up and down after late February 2020 due to the recent global spread of COVID-19,the Special Committee received a simulation based on the multiple scenarios prepared by the Target regarding the impact that such situation may have on the Target’s FY 2020 business results (the “Simulation”) and the Special Committee conducted discussions and negotiations with the Tender Offeror claiming that the fair intrinsic value of the Target, which was not influenced by the situation of such market price, should be evaluated.

According to the Target’s Announcement, in the process of the evaluation and negotiation stated above, the Special Committee received reports from the Target and advisors of the Target from time to time and made confirmation and gave approval when necessary.  Specifically, according to the Target’s Announcement, the Target obtained approval from the Special Committee after the Special Committee confirmed the rationality of the details, material assumptions, and the preparation process of the Financial Forecast (Target) (as defined in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(d) and (f)below) that is presented to the Tender Offeror and constitutes the basis for the valuation of the Target’s Common Shares by MUMSS and Plutus.  In addition, according to the Target’s Announcement, upon the negotiations with the Tender Offeror, the financial advisor of the Target took measures in accordance with the strategy for the negotiations deliberated and determined by the Special Committee in advance, and upon the receipt of the proposals on the Tender Offer Price from the Tender Offeror, the Target immediately made reports to the Special Committee each time, and took measures in accordance with instructions from the Special Committee.
According to the Target’s Announcement, following this, the Target received a written report (the “Report”) from the Special Committee on May 19, 2020 stating that the Special Committee believes that (i) the board of directors of the Target should resolve to express an opinion in support of the Tender Offer and to recommend that the shareholders and the holders of the Stock Acquisition Rights of the Target tender the Target’s Common Shares and the Stock Acquisition Rights in the Tender Offer and (ii) (a) resolving to express an opinion in support of the Tender Offer and to recommend that the shareholders and the holders of the Stock Acquisition Rights of the Target tender the Target’s Common Shares and the Stock Acquisition Rights in the Tender Offer at the meeting of the board of directors of the Target would not be disadvantageous to the minority shareholders of the Target and (b) the Tender Offeror making the Target its wholly-owned subsidiary after the completion of the Tender Offer would not be disadvantageous to the minority shareholders of the Target (for details of the Report, please refer to Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(b) below).  According to the Target’s Announcement, in addition to the Report, the Target received from the Special Committee a valuation report on the result of the valuation of the Target’s Common Shares (the “Valuation Report (Plutus)”) and a fairness opinion stating to the effect that JPY 2,600 yen per share as the Tender Offer Price is fair to the shareholders of the Target’s Common Shares (excluding the Tender Offeror and its related companies) from a financial point of view (the “Fairness Opinion (Plutus)”) received by the Special Committee from Plutus on May 18, 2020 (for details of the Valuation Report (Plutus) and the Fairness Opinion (Plutus), please refer to Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(d) below).
According to the Target’s Announcement, in light of this background, the Target carefully discussed and evaluated at the meeting of its board of directors held on May 19, 2020 whether the Transaction, including the Tender Offer, would contribute to increasing the corporate value of the Target and whether the terms and conditions of the Transaction, including the Tender Offer Price, are appropriate, based on legal advice from Mori Hamada & Matsumoto, advice from a financial point of view from MUMSS, and a valuation report on the result of the valuation of the Target’s Common Shares (the “Valuation Report (MUMSS)”) and a fairness opinion stating to the effect that JPY 2,600 per share as the Tender Offer Price is adequate to the shareholders of the Target’s Common Shares (excluding the Tender Offeror and its related companies) from a financial point of view (the “Fairness Opinion (MUMSS)”) received from MUMSS on May 19, 2020, as well as the Valuation Report (Plutus) and the Fairness Opinion (Plutus) received through the Special Committee, giving the highest degree of respect to the contents of determinations by the Special Committee presented in the Report.

As a result, as stated below, according to the Target’s Announcement, the Target concluded that as a result of becoming a wholly-owned subsidiary of the Tender Offeror, it is expected that synergies will be created, thereby contributing to increasing its corporate value.
According to the Target’s Announcement, the Target recognizes that the business environment surrounding the Target Group is changing at an accelerating pace and in a dramatic manner.  Specifically, according to the Target’s Announcement, the Target considers that there are environmental changes such as (i) a falling birthrate and aging population, and changing life styles, (ii) change in economic structure (continuous low interest rates and low growth), (iii) direct impact of technology symbolized by fintech on finance and an administrative stance positively supporting such change (change in regulations and securement of customer convenience), and (iv) request for sufficient capital for risks and request for satisfaction of regulations and standards on an economic value basis (avoidance of systemic risks from a global perspective since the financial crisis in 2008).
According to the Target’s Announcement, under those environments, the Target considers that it is necessary to achieve organic growth of the existing businesses and create new highly-value added financial services in order for the Target Group to achieve sustainable growth.  According to the Target’s Announcement, the Target has strengthened ties with the Tender Offeror and shared technologies and tasks that the Target and the Tender Offeror possess through events where information was exchanged and knowledge was shared with the Tender Offeror, and developed new products and services.  According to the Target’s Announcement, collaboration in development by Sony Assurance of PHYD telematics insurance (launch of “GOOD DRIVE” that is a new car insurance which was realized by using artificial intelligence (AI), sensing, cloud computing and other technologies that the Tender Offeror Group possesses since March 18, 2020) is an example of products and services that have been developed until now.
According to the Target’s Announcement, although the ties between the Target and the Tender Offeror have achieved certain successful results as stated above, the Target recognizes that there was a certain limitation on the mutual use of management resources and human resources, integration of functions, and prompt decision-making from the perspective of independence as a listed company and in need of considering the interests of the minority shareholders.  According to the Target’s Announcement, in order to further create synergies between the Target and the Tender Offeror while responding to dramatic changes in the business environment surrounding the Target Group and diversified customer needs, the Target considers that it will be necessary to further strengthen the ties between the Target and the Tender Offeror and mutually use management resources including human resources and know-how in a more prompt manner.
According to the Target’s Announcement, the Target considers that it is possible for the Target to implement bold management measures including further integration and reorganization of the service development system and corporate functions across both company groups in a prompt and flexible manner by resolving a potential conflict of interest structure between the Tender Offeror and the Target’s general shareholders through the Tender Offeror making the Target its wholly-owned subsidiary and by completely reconciling the interests of the Tender Offeror and the Target, and to promptly develop financial services in response to the changing business environment and diversified customer needs and contribute to the development of the entire society.
Specifically, according to the Target’s Announcement, the Target considers that as a result of the Target becoming a wholly-owned subsidiary of the Tender Offeror, the Target will be able to exploit R&D functions (especially, the power of research and development in the field of fintech), artificial intelligence (AI) technologies and brand power of the Tender Offeror more than ever, and will be able to promote and accelerate the development of new products and new services in each business domain.  According to the Target’s Announcement, specifically, Sony Life may promote the development of consulting support tools based on life planning data and artificial intelligence (AI) analysis techniques, strengthen the recruiting activities by further exploiting the Tender Offeror’s brand power upon the recruitment of lifeplanners that are a major sales channel and highly improve the quality of new members by careful recruitment, and increase the entire number of lifeplanners.  According to the Target’s Announcement, Sony Assurance may develop advanced PHYD telematics insurance products, highly develop customer attribution/activity analysis by machine learning technology, and improve marketing efficiency.  In addition, according to the Target’s Announcement, the Target considers that by exploiting advantages of scale and the wide range of domestic and overseas channels of the Tender Offeror Group, the Target is expected to strengthen its competitiveness through new business investment and to expand its service lineup which were restricted from being implemented under the current capital relationship in which the Target had to consider the independence as a listed company, and that by methods such as sharing part of the functions with the Tender Offeror Group, the Target is expected to reduce marketing costs and corporate costs.

In addition, according to the Target’s Announcement, under the current conditions of the falling birthrate and aging population, changes in economic structure, and the fact that technologies symbolized by fintech have started having a significant impact on financial industries, the Target considers that the expectation of flexible and deep involvement and contribution by strong business management human resources based on the experience of the Tender Offer Group as a global technology company provides merits upon the transition of the Target Group to the next phase.
According to the Target’s Announcement, because the Target considers that the Target Group provides various financial services in response to the customers’ life stages and life events and maintains high customer satisfaction and trust for a long time, that the Target’s financial business has a high affinity for the “DTC Services” that is one of three major business portfolios of the Tender Offeror Group, and that the Sony brand contributes to the acquisition of an image of security and safety for the Target Group, the Target considers that the integration of the Tender Offeror and the Target will be readily accepted by the Target Group’s customers, employees and other stakeholders.
According to the Target’s Announcement, the Target also determined that JPY 2,600 per share as Tender Offer Price is an appropriate price that secures interests that should be enjoyed by the Target’s general shareholders, and that the Tender Offer would provide the Target’s general shareholders with a reasonable opportunity to sell the Target’s Common Shares at a price inclusive of an appropriate premium, based on the following:

(i)
the fact that the price is a price agreed to with the Tender Offeror based on sufficient negotiations conducted on multiple occasions with the Tender Offeror, in which the Special Committee was substantially involved, and after taking sufficient measures by the Target to ensure the fairness of the terms and conditions of the Transaction, including the Tender Offer Price, stated in Section II(3) below;

(ii)
the fact that the price exceeds the ranges of the results of the valuation of the market price analysis and the comparable company analysis, and it is within the range of the result of the valuation of the DDM analysis (as defined in Section II(4)(ii) below) according to the result of the valuation of the Target’s Common Shares by MUMSS as stated in the Valuation Report (MUMSS) stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(f) below.  In addition, as stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(f) below, that the Fairness Opinion (MUMSS) has been issued by MUMSS stating to the effect that JPY 2,600 per share as the Tender Offer Price is appropriate to the shareholders of the Target’s Common Shares (excluding the Tender Offeror and its affiliated companies) from a financial point of view;

(iii)
the fact that the price exceeds the ranges of the results of the valuation by the market price method and the comparable company method, and it is within the range of the result of the valuation of the DDM method (as defined in Section II.(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(c) below) according to the result of the valuation of the Target’s Common Shares by Plutus as stated in the Valuation Report (Plutus) stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(d)below.  In addition, as stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(d)below, that the Fairness Opinion (Plutus) has been issued by Plutus stating to the effect that JPY 2.600 per share as the Tender Offer Price is fair to the shareholders of the Target’s Common Shares (excluding the Tender Offeror and its related companies) from a financial point of view;

(iv)
the fact that the price is calculated inclusive of a premium of (a) 25.97% (to be rounded to the second decimal place; the same applies for each calculation of the premium rates on the share prices below) on JPY 2,064, the closing price on May 18, 2020, which is the business day immediately preceding the announcement date of the implementation of the Tender Offer, (b) 31.58% on JPY 1,976, the simple average closing price (to be rounded to the nearest JPY one (1); the same applies for each calculation of the simple average closing prices below) for the one-month period ending on May 18, 2020, (c) 34.09% on JPY 1,939, the simple average closing price for the three-month period ending on May 18, 2020, and (d) 14.94% on JPY 2,262, the simple average closing price for the six-month period ending on May 18, 2020 of the Target’s Common Shares on the First Section of the TSE, and that the Target considers the premium level to be comparable to and reasonable in light of the levels of premiums offered in other cases where a tender offer is conducted by a parent company aiming to make its listed subsidiary its wholly-owned subsidiary; and

(v)
the fact that, as stated in Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(b) below, the price is determined to be appropriate in the Report obtained from the Special Committee.

Similarly, according to the Target’s Announcement, the Target also determined that because the Stock Acquisition Rights purchase price was calculated based on the amount calculated by multiplying the difference between the Tender Offer Price and the exercise price of each Stock Acquisition Right per Target’s Common Share by 100, which is the number of the Target’s Common Shares underlying one Stock Acquisition Right, the Tender Offer would provide the Target’s holders of the Stock Acquisition Rights with a reasonable opportunity to sell their Stock Acquisition Rights.
According to the Target’s Announcement, based on the facts above, the Target decided that the Transaction would contribute to increasing the corporate value of the Target and that the terms and conditions of the Transaction, including the Tender Offer Price, are appropriate.  Therefore, the Target resolved at the meeting of its board of directors held on May 19, 2020 to express its opinion in support of the Tender Offer and to recommend that the shareholders and the holders of the Stock Acquisition Rights of the Target tender the Target’s Common Shares and the Stock Acquisition Rights in the Tender Offer.

For details of the method of such resolution by the board of directors of the Target described above, please refer to Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)(h) below.

(ii) Management policy after the completion of the Tender Offer

If the Target becomes a wholly-owned subsidiary of the Tender Offeror, the Tender Offeror intends to accelerate cooperation within the Tender Offeror Group, including the Target Group, and expedite decision-making, improve efficiency of management, and increase the probability of business growth.  In addition, while the Tender Offeror has not determined as of today whether and how any reorganization on the Target Group will be made, through unified group management with the Target Group, the Tender Offeror will strive to accelerate the profit growth of the entire Tender Offeror Group, including the Target Group, and enhance its corporate value.

As of today, the Target’s board of directors consists of 13 persons, including outside directors and outside corporate auditors; among the 13 persons, three directors (Mr. Hiroki Totoki, Mr. Shiro Kambe, and Ms. Naomi Matsuoka) are holding a position as a director, officer, and executive officer of the Tender Offeror, and one corporate auditor (Mr. Hirotoshi Korenaga) holds a position as an employee of the Tender Offeror.  In addition, two of the directors of the Target (Mr. Shigeru Ishii and Mr. Yutaka Ito) formerly worked for the Tender Offeror.  Although the management structure of the Target upon the potential consummation of the Transaction has not yet been determined, the Tender Offeror plans to evaluate and establish the optimal structure to further strengthen the Target’s management foundation through discussions with the Target, while respecting the current management structure and ensuring that the autonomy of the financial business is maintained to a certain degree. With respect to the business, in order to realize customers’ further reassurance and satisfaction, the Tender Offeror plans to maintain and improve the existing service level of, and further enhance the training program for, the Target’s employees, through discussions with the Target.

(3)	Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.

Given that the Target is a consolidated subsidiary of the Tender Offeror and that the Transaction, including the Tender Offer, falls under the category of a material transaction with the controlling shareholder under the TSE’s listing rules, the Tender Offeror and the Target implemented the following measures for the purpose of ensuring the fairness of the Tender Offer to the minority shareholders of the Target, including ensuring the fairness of the Tender Offer Price and avoiding conflicts of interest.
Since the Tender Offeror holds 283,050,000 shares (Share Holding Ratio: 65.04%) of the Target’s Common Shares as of today as stated in Subsection (1) above, the Tender Offeror believes that setting the minimum number of shares to be purchased in the Tender Offer as a “majority of the minority” of the Target’s Common Shares may make the completion of the Tender Offer volatile and would not advance to the interests of the minority shareholders who wish to tender their shares in the Tender Offer.  Therefore, the Tender Offeror has not set the Minimum Tender Condition as a “majority of the minority” of the Target’s Common Shares. However, the Tender Offeror believes that the measures stated in (i) through (x) below adopted by the Tender Offeror and the Target adequately protect the interests of the minority shareholders of the Target.

(i)	Procurement by the Tender Offeror of the Analysis Report from Independent Financial Advisor and the Fairness Opinion from Independent Third-Party Valuation Institution.
(ii)	Establishment of an Independent Special Committee at the Target.
(iii)	Procurement by the Special Committee of Advice from an Independent Legal Advisor.
(iv)	Procurement by the Special Committee of the Valuation Report and the Fairness Opinion from an Independent Financial Advisor and Third-Party Valuation Institution.
(v)	Procurement by the Target of Advice from an Independent Legal Advisor.
(vi)	Procurement by the Target of the Valuation Report and the Fairness Opinion from an Independent Financial Advisor and Third-Party Valuation Institution.
(vii)	Establishment of an Independent Evaluation Framework at the Target.
(viii)	Unanimous Approval of All Non-interested Directors and Opinion of All Non-interested Statutory Auditors that They Had No Objection at the Target.
(ix)	No Transaction Protection Clause.
(x)	Measures to Ensure Opportunities for the Target’s Shareholders to Appropriately Decide Whether to Tender Their Shares in the Tender Offer.

For details, please refer to Section II(4)(ii)(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.) below.

(4)	Policy for Organizational Restructuring, Etc. After the Tender Offer (Matters Relating to What is Called a “Two-Step Acquisition”).

As stated in Section I(1) above (“Overview of the Tender Offer”), if the Tender Offeror is unable to acquire all of the Target’s Common Shares (excluding the Target’s Common Shares held by the Tender Offeror and the treasury shares held by the Target) and the Stock Acquisition Rights of the Target in the Tender Offer, the Tender Offeror plans to implement the following procedures after the completion of the Tender Offer for the purpose of purchasing all of the Target’s Common Shares (excluding the Target’s Common Shares held by the Tender Offeror and the treasury shares held by the Target) and all of the Stock Acquisition Rights of the Target:

(i)   Demand for Cash-Out of Shares, Etc.

If, after completion of the Tender Offer, the total number of the voting rights held by the Tender Offeror in the Target becomes 90% or more of the voting rights of all shareholders of the Target, the Tender Offeror will, promptly after the completion of the settlement of the Tender Offer, pursuant to the provisions of Article 179 of the Companies Act (Act No. 86 of 2005, as amended, request the Target’s shareholders (excluding the Tender Offeror and the Target) (“Shareholders Subject to the Cash-Out”) to sell all of the Target’s Common Shares they own (the “Demand for Shares Cash-Out”) and will request the holders of the Stock Acquisition Rights (“Holders of the Stock Acquisition Rights Subject to the Cash-Out”) to sell all of the Stock Acquisition Rights they own (the “Demand for Stock Acquisition Rights Cash-Out”, and the Demand for Shares Cash-Out and the Demand for Stock Acquisition Rights Cash-Out are collectively defined as the “Demand for Shares, Etc. Cash-Out”).  In the Demand for Shares, Etc. Cash-Out, the Tender Offeror plans to set forth that the amount equivalent to the Tender Offer Price will be delivered to the Shareholders Subject to the Cash-Out as the price per share of the Target’s Common Shares and to set forth that the amount equivalent to the price of purchase etc. of the relevant Stock Acquisition Rights in the Tender Offer will be delivered to the Holders of the Stock Acquisition Rights Subject to the Cash-Out as the price per unit of the Stock Acquisition Rights.  In such case, the Tender Offeror will notify the Target of such Demand for Shares, Etc. Cash-Out and will require the Target board of directors to approve the Demand for Shares, Etc. Cash-Out.  If the Target approves the Demand for Shares, Etc. Cash-Out by a resolution of its board of directors, in accordance with the procedures set forth in the relevant laws and regulations, without individual approvals by the Shareholders Subject to the Cash-Out and the Holders of the Stock Acquisition Rights Subject to the Cash-Out, the Tender Offeror will acquire, as of the acquisition date set forth in the Demand for Shares, Etc. Cash-Out, all of the Target’s Common Shares owned by the Shareholders Subject to the Cash-Out and all of the Stock Acquisition Rights owned by the Holders of the Stock Acquisition Rights Subject to the Cash-Out.  According to the Target’s Announcement, if the Demand for Shares, Etc. Cash-Out is made by the Tender Offeror, the Target plans to approve such Demand for Shares, Etc. Cash-Out at the meeting of its board of directors.  If the Demand for Shares, Etc. Cash-Out is made, the Shareholders Subject to the Cash-Out and the Holders of the Stock Acquisition Rights Subject to the Cash-Out may file a petition with a court to determine the sale price of the Target’s Common Shares or the Stock Acquisition Rights that they own, pursuant to the provisions of Article 179-8 of the Companies Act and other relevant laws and regulations.

(ii)  Share Consolidation.

If, upon the completion of the Tender Offer, the Minimum Tender Condition is met but the Tender Offeror owns less than 90% of the Target’s voting rights, the Tender Offeror plans to request the Target to hold an extraordinary shareholders’ meeting (the “Extraordinary Shareholders’ Meeting”) that will include: (a) a proposal regarding consolidation of the Target’s Common Shares (the “Share Consolidation”) pursuant to Article 180 of the Companies Act and (b) a proposal regarding an amendment to the articles of incorporation subject to the Share Consolidation becoming effective for the purpose of abolishing the provision regarding the number of shares constituting one unit, and the Tender Offeror plans to vote in favor of each of the above-mentioned proposals at the Extraordinary Shareholders’ Meeting.  In such an event, the Tender Offeror believes that it is preferable to promptly hold the Extraordinary Shareholders’ Meeting in the interest of enhancing the corporate value of the Tender Offeror Group including the Target Group, and it plans to request the Target to give public notice regarding setting a record date for the Extraordinary Shareholders’ Meeting promptly after the settlement date for the Tender Offer (as of today, this date is planned to be in late-July, 2020).  Further, as of today, the record date for the Extraordinary Shareholders’ Meeting is planned to be early-August, 2020, and the Extraordinary Shareholders’ Meeting is planned to be held in mid-September or late-September, 2020.

Once the proposal regarding the Share Consolidation is approved at the Extraordinary Shareholders’ Meeting by the Tender Offeror, as of the effective date of the Share Consolidation, the number of the Target’s Common Shares owned by the shareholders of the Target will be reduced proportionately in accordance with the ratio for the Share Consolidation approved at the Extraordinary Shareholders’ Meeting.  In the case where any fractional share less than one share arises as a result of the Share Consolidation, the amount of cash to be obtained by selling the Target’s Common Shares in the amount equivalent to the aggregate of such fractional shares (any fractional shares less than one share in the aggregate will be rounded off; hereinafter the same) to the Target or the Tender Offeror, will be delivered to the shareholders of the Target pursuant to Article 235 of the Companies Act and other relevant laws or regulations.  With respect to the sale price of the Target’s Common Shares in the amount equivalent to the aggregate of such fractional shares, the Tender Offeror plans to request the Target to determine such price so that the amount of money to be delivered to each of the Target’s shareholders who did not tender their shares in the Tender Offer (excluding the Tender Offeror and the Target) as a result of such sale will be equal to the amount obtained by multiplying (a) the Tender Offer Price by (b) the number of the Target’s Common Shares held by such shareholder, and file a petition with a court for permission for such voluntary sale.  Although the ratio for the consolidation of the Target’s Common Shares has not yet been determined as of today, it is contemplated that the ratio would be determined so that only the Tender Offeror would hold more than a fraction of a share of the Target’s Common Shares (excluding the treasury shares held by the Target) and the number of the Target’s Common Shares owned by the Target’s shareholders who did not tender their shares in the Tender Offer (excluding the Tender Offeror and the Target) would be a fractional share less than one share, and that upon consummation of the Share Consolidation, the Target would become a wholly-owned subsidiary of the Tender Offeror.
In the case where the Share Consolidation is conducted and any fractional share less than one share arises as a result of the Share Consolidation, under the Companies Act, the shareholders of the Target who have not otherwise voted in favor of the Share Consolidation at the Extraordinary Shareholders’ Meeting may file a petition with a court for determination of the fair price of the Target’s Common Shares pursuant to the provisions of Articles 182-4 and 182-5 of the Companies Act and other relevant laws or regulations.  The Tender Offer is not intending to solicit the affirmative vote by the Target’s minority shareholders at the Extraordinary Shareholders’ Meeting.
If, upon completion of the Tender Offer, the Tender Offeror does not own 90% or more of the voting rights of the Target and the Tender Offeror does not also acquire all of the unexercised Stock Acquisition Rights, the Tender Offeror plans either to request the Target to implement, or to itself implement, procedures reasonably required for carrying out the Transaction, such as the acquisition of the Stock Acquisition Rights by the Target by way of repurchase or a recommendation by the Target to the holders of Stock Acquisition Rights to waive the Stock Acquisition Rights.

The procedures described in (i) and (ii) above may take longer than anticipated or may be changed due to the amendment or enforcement of the relevant laws and regulations and the interpretation by the authorities of the relevant laws and regulations.  However, even in such cases, if the Tender Offer is completed, the Tender Offeror intends to adopt measures to eventually purchase the Target’s Common Shares held by shareholders of the Target who did not tender their shares in the Tender Offer (excluding the Tender Offeror and the Target) for an amount of cash obtained by multiplying the Tender Offer Price by the number of the Target’s Common Shares owned by such shareholder.  In the case where cash is paid to the holders of the Stock Acquisition Rights who did not tender in the Tender Offer, the amount of cash to be paid to each of the holders of the Stock Acquisition Rights shall be calculated so that such amount is equal to the amount obtained by multiplying the price of purchase etc. of each of the Stock Acquisition Rights in the Tender Offer by the number of such Stock Acquisition Rights owned by such holders of the Stock Acquisition Rights.
Specific procedures and the schedule thereof in each case above will be announced by the Target once they are determined through mutual discussions between the Tender Offeror and the Target.  Each shareholder of the Target and each holder of the Stock Acquisition Rights should consult with its own tax advisor at its own responsibility regarding tax implications for such shareholder of the Target or holder of Stock Acquisition Rights in relation to the tender in the Tender Offer or any of the procedures above.

(5)	Prospects of, and Reasons for, Delisting.

As of today, the Target’s Common Shares are listed on the First Section of the TSE.  However, since the Tender Offeror has not set the maximum number of share certificates, etc. to be purchased in the Tender Offer, depending on the result of the Tender Offer, the Target’s Common Shares may be delisted pursuant to the procedures prescribed by the TSE in accordance with the TSE’s criteria for delisting.  In addition, even if the Target’s Common Shares does not fall under such criteria at the time of the completion of the Tender Offer, if the Tender Offeror implements each procedure described in Section I(4), after the Tender Offer is completed, the Target’s Common Shares will fall under the criteria for delisting and will be delisted pursuant to the prescribed procedures.  Further, the Target’s Common Shares will no longer be traded on the TSE after the delisting.

(6)	Details of Material Agreements Concerning Tender Offer.

Not applicable.

II.	Outline of Purchase, Etc.

(1)            Outline of Target.

(i)	Name	Sony Financial Holdings Inc.
(ii)	Location	1-9-2, Otemachi, Chiyoda-ku, Tokyo
(iii)	Title and Name of Representative	President, Representative Director, Shigeru Ishii
(iv)	Type of Business
Operation and management of a life insurance company, a non-life insurance company, a bank or other companies which the Target owns as its subsidiaries under the Insurance Business Law and the Banking Law; and any other businesses incidental to the foregoing.

(v)	Stated Capital	JPY 19,994 million
(vi)	Date of Incorporation	April 1, 2004
(vii)		Sony Corporation	65.06%
		JP MORGAN CHASE BANK 380055	5.69%
		(Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)
		SSBTC CLIENT OMNIBUS ACCOUNT	2.68%
		(Standing Proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)
	Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.38%
	(As of September 30, 2019)	Japan Trustee Services Bank, Ltd. (Trust Account)	1.26%
		THE BANK OF NEW YORK MELLON 140042	0.90%
		(Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	0.74%
		BNPP NY/US RESIDENTS 705012	0.64%
		(Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)
		Sony Financial Holdings Employees’ Shareholdings Association	0.58%
		JP MORGAN CHASE BANK 385151	0.56%
		(Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)

(viii)	Relationship between the Tender Offeror and the Target
	Capital Relationship	As of the date hereof, the Tender Offeror holds 283,050,000 shares (Share Holding Ratio: 65.04%) of the Target’s Common Shares.
	Personal Relationship
As of today, the Target’s board of directors consists of 13 persons, including outside directors and outside corporate auditors; among the 13 persons, three directors (Mr. Hiroki Totoki, Mr. Shiro Kambe, and Ms. Naomi Matsuoka) hold a position as a director, officer, or executive officer of the Tender Offeror, and one corporate auditor (Mr. Hirotoshi Korenaga) holds a position as an employee of the Tender Offeror.  In addition, two of the directors of the Target (Mr. Shigeru Ishii and Mr. Yutaka Ito) formerly worked for the Tender Offeror.

	Business Relationship
There is a transaction between the Tender Offeror and the Target that involves payment of salaries by the Target to employees of the Tender Offeror that are seconded to the Target.  There are transactions between the Tender Offeror and a consolidated subsidiary of the Target that involves payment of brand royalties, leases of buildings and payment of salaries by such subsidiary to employees of the Tender Offeror that are seconded to the Target.

	Status as a Related Party	The Target is a consolidated subsidiary of the Tender Offeror and falls under the category of a related party of the Tender Offeror.

(2)	Schedule, Etc.

(i)            Schedule.

Resolution of Board of Directors	May 19, 2020 (Tuesday)
Date of Public Notice of Commencement of Tender Offer
May 20, 2020 (Wednesday)
Public notice will be made electronically and a notice thereof will be published in the Nihon Keizai Shimbun.
URL of electronic disclosure (https://disclosure.edinet-fsa.go.jp/)

Filing Date of Tender Offer Registration Statement	May 20, 2020 (Wednesday)

(ii)	Period of Purchase, Etc. as of Filing Date.

From May 20, 2020 (Wednesday) through July 13, 2020 (Monday) (39 business days)

(iii)	Possibility of Extension Pursuant to Request by Target.

Not applicable.

(3)	Price of Purchase, Etc.

(i)	JPY 2.600 per share of Common Shares.

(ii)	Stock Acquisition Rights.

a.
the stock acquisition rights issued pursuant to the resolution approved at the meeting of the Target’s board of directors held on July 22, 2016 (partially amended by the resolution approved at meeting of the Target’s board of directors held on May 31, 2017) and whose exercise period is from August 9, 2016 to August 8, 2046 (the “First Series of Stock Acquisition Rights”)

JPY 259,900 per unit

b.
the stock acquisition rights issued pursuant to the resolution approved at the meeting of the Target’s board of directors held on July 13, 2017 and whose exercise period is from August 8, 2017 to August 7, 2047 (the “Second Series of Stock Acquisition Rights”)

JPY 259,900 per unit

c.
the stock acquisition rights issued pursuant to the resolution approved at the meeting of the Target’s board of directors held on July 17, 2018 and whose exercise period is from August 8, 2018 to August 7, 2048 (the “Third Series of Stock Acquisition Rights”)

JPY 259,900 per unit

d.
the stock acquisition rights issued pursuant to the resolution approved at the meeting of the Target’s board of directors held on July 18, 2019 and whose exercise period is from August 7, 2019 to August 6, 2049 (the “Fourth Series of Stock Acquisition Rights”).

JPY 259,900 per unit

The First Series of Stock Acquisition Rights, the Second Series of Stock Acquisition Rights, the Third Series of Stock Acquisition Rights, and the Fourth Series of Stock Acquisition Rights are collectively defined as the “Stock Acquisition Rights”.

(4)	Basis of Calculation for Price of Purchase, Etc.

(i)	Basis of Calculation.

(a)	Common Shares

In determining the Tender Offer Price, the Tender Offeror requested Goldman Sachs, its financial advisor, to perform financial analyses of the value of the Target’s Common Shares, and subsequently received the Analysis Report (GS) prepared by Goldman Sachs.  Goldman Sachs is not a related party of the Tender Offeror or the Target and does not have any material interest in the Tender Offer.  Further, the Tender Offeror has not obtained from Goldman Sachs, and Goldman Sachs has not expressed, any opinion concerning the fairness of the Tender Offer Price or the Tender Offer (a fairness opinion).

On the other hand, the Tender Offeror requested Deloitte Tohmatsu, a third-party valuation institution that is independent from the Tender Offeror and the Target, to submit, and obtained as of May 18, 2020, the Fairness Opinion (Deloitte Tohmatsu).  Deloitte Tohmatsu is not a related party of the Tender Offeror or the Target and does not have any material interest in the Transaction.  Further, the Tender Offeror did not obtain a valuation report from Deloitte Tohmatsu.

Goldman Sachs, as part of preparing the Analysis Report (GS) referred to above, performed a market price analysis, a dividend discount model (“DDM”) analysis and a comparable company analysis.  The DDM analysis was based on the Forecasts (Tender Offeror) (as defined below).  The respective analyses resulted in a range of implied values per share of the Target shown below.

1. Market Price Analysis: JPY 1,546 – JPY 2,718

In performing the market price analysis, Goldman Sachs used May 18, 2020 as the base date and reviewed the closing prices of the Target for the 52-week period ending on such date.  Based on this review, Goldman Sachs derived the implied per-share value for the Target’s Common Shares to range from JPY 1,546 to JPY 2,718.

2. DDM Analysis: JPY 1,959 – JPY 2,912

In performing the DDM analysis, Goldman Sachs analyzed the value of the Target’s Common Shares by discounting the Target’s future dividends estimated with certain assumptions reflected in the Forecasts (Tender Offeror) to present value.  Based on the analysis, Goldman Sachs derived the implied per-share value for the Target’s Common Shares to range from JPY 1,959 to JPY 2,912.  The Forecasts (Tender Offeror), which consist of fiscal years ending March 2021, 2022 and 2023 and were used by Goldman Sachs for the DDM analysis, include fiscal years during which a significant increase or decrease in profit are expected.  Specifically, adjusted profit for the fiscal year ending March 2021 is forecasted to significantly decrease due to a decrease in the amount of new policies at Sony Life because of the COVID-19 crisis, and ordinary profit for the fiscal year ending March 2022 is forecasted to significantly decrease because the Target needs to increase the amount of contingency reserves due to cancellations of reinsurance contracts ceded from Sony Life With Insurance Co., Ltd. (former Aegon Sony Life Insurance Co., Ltd.) to SA Reinsurance Ltd.  In addition, the Forecasts (Tender Offeror) were prepared on a stand-alone basis and do not reflect synergies because it is difficult to specifically estimate the synergies expected to be realized upon consummation of the Transaction.

3. Comparable Company Analysis: JPY 1,240 – JPY 2,398

In performing the comparable company analysis, Goldman Sachs used publicly available information and May 18, 2020 as the base date and analyzed the value of the Target’s Common Shares based on a sum-of-the-parts analysis by comparing the market price and certain financial metrics of various selected listed companies, which are not directly comparable to the Target but are engaged in businesses that for purposes of analysis may be considered similar to each of the Target’s life insurance business, non-life insurance business and banking business.  Based on the analysis, Goldman Sachs derived the implied per-share value for the Target’s Common Shares to range from JPY 1,240 to JPY 2,398.

Goldman Sachs provided its advisory services and the Analysis Report (GS) solely for the information and assistance of the Board of Directors of the Tender Offeror in connection with its consideration of the Tender Offer.  Goldman Sachs did not recommend any specific offer prices to the Tender Offeror, or that any specific offer prices constituted the only appropriate offer price.

Note 1:
The following is a supplemental explanation of the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with performing Goldman Sachs’ financial analyses of the Target’s Common Shares and preparing the Analysis Report (GS).

Goldman Sachs and its affiliates (collectively, “Goldman Sachs Group”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities.  Goldman Sachs Group and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Tender Offeror, the Target and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Tender Offer.  Goldman Sachs has acted as financial advisor to the Tender Offeror in connection with, and has participated in certain of the negotiations leading to, the Tender Offer.  Goldman Sachs expects to receive fees for its services in connection with the Tender Offer, the principal portion of which is contingent upon consummation of the Tender Offer, and the Tender Offeror has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement.  Goldman Sachs has provided certain financial advisory and/or underwriting services to the Tender Offeror and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation.  Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Tender Offeror, the Target and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

In connection with preparing the Analysis Report (GS), Goldman Sachs has reviewed, among other things, the Annual Securities Reports (Yuka Shoken Hokoku-sho) of the Target for the five fiscal years ended March 31, 2019; certain Quarterly Reports (Shihanki Hokoku-sho) of the Target; certain other communications from the Target to its stockholders; certain publicly available research analyst reports for the Target; certain internal financial analyses and forecasts for the Target prepared by its management; and certain financial analyses and forecasts for the Target, as prepared by management of the Target and reflecting certain adjustments by the Tender Offeror and approved for Goldman Sachs’ use by the Tender Offeror (the “Forecasts (Tender Offeror)”). Goldman Sachs has also held discussions with members of the senior managements of the Tender Offeror and the Target regarding their assessment of the past and current business operations, financial condition and future prospects of the Target; reviewed the reported price and trading activity for the shares of the Target’s Common Shares; compared certain financial and stock market information for the Target with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate. For purposes of performing its financial analyses and preparing the Analysis Report (GS), Goldman Sachs has, with the Tender Offeror’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs has assumed with the Tender Offeror’s consent that the Forecasts (Tender Offeror) have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Tender Offeror. Goldman Sachs is not an actuary and its services did not include any actuarial determination or evaluation by Goldman Sachs or any attempt to evaluate actuarial assumptions. In that regard, Goldman Sachs has made no analysis of, and express no opinion as to, the adequacy of the loss and loss adjustments expenses reserves, the future policy benefit reserves or the embedded value of the Target. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the reserve for possible loan losses with respect thereto and, accordingly, Goldman Sachs has assumed that such reserve for possible loan losses are in the aggregate adequate to cover such losses. In addition, Goldman Sachs has not reviewed individual credit files nor has Goldman Sachs made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Target or any of its subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. The Analysis Report (GS) does not address the underlying business decision of the Tender Offeror to engage in the Tender Offer, or the relative merits of the Tender Offer as compared to any strategic alternatives that may be available to the Tender Offeror; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs does not express any view on, any term or aspect of the Tender Offer or any term or aspect of any other agreement or instrument contemplated by the Tender Offer or entered into or amended in connection with the Tender Offer, including, the fairness of the Tender Offer to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Target; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Target, or any class of such persons in connection with the Tender Offer. Goldman Sachs is not expressing any opinion as to the prices at which the Target’s Common Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Target or the Tender Offer, or as to the impact of the Tender Offer on the solvency or viability of the Tender Offeror or the Target or the ability of the Tender Offeror or the Target to pay their respective obligations when they come due. The Analysis Report (GS) is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date thereof and Goldman Sachs assumes no responsibility for updating, revising or reaffirming the Analysis Report (GS) based on circumstances, developments or events occurring after the date thereof. The Analysis Report (GS) is not necessarily susceptible to partial analysis or summary description. Selecting portions of the Analysis Report (GS) or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Analysis Report (GS). Goldman Sachs did not attribute any particular weight to any factor or any analysis it performed.

Note 2:
The outline of the Fairness Opinion (Deloitte Tohmatsu) is as follows:

The Tender Offeror received the Fairness Opinion (Deloitte Tohmatsu) from Deloitte Tohmatsu dated May 18, 2020 stating that the Tender Offer Price is fair to the Tender Offeror’s shareholders from a financial point of view as noted below, provided the Tender Offeror’s analytical procedures and the decision-making process regarding the Transaction are not unduly unreasonable.
Deloitte Tohmatsu anticipates the receipt of a fixed fee in respect of services rendered in relation to the Transaction, regardless of the consummation of the Transaction. Also, Deloitte Tohmatsu anticipates reimbursement of any out-of-pocket expenses incurred in the course of its services.  Deloitte Tohmatsu’s contract with the Tender Offeror stipulates exemption from, and compensation from the Tender Offeror in respect of, specific responsibilities.

Deloitte Tohmatsu and its affiliated entities provide various services including assurance, consulting and financial advisory services. As a result, Deloitte Tohmatsu or its affiliated entities may on occasion provide services to the Tender Offeror and its affiliated entities, and the Target and its affiliated entities.  There is also the possibility that Deloitte Tohmatsu and its affiliated entities may provide services to the Tender Offeror and its affiliated entities, and the Target and its affiliated entities in the future.
In rendering the Fairness Opinion (Deloitte Tohmatsu), Deloitte Tohmatsu has placed reliance on the assumption that all financial information, public information and information obtained from the Tender Offeror and the Target are truthful, accurate and complete.  Deloitte Tohmatsu has not undertaken any independent procedures to verify the truthfulness, accuracy or completeness of such information, and bears no responsibility whatsoever in this respect. Also, in rendering the Fairness Opinion (Deloitte Tohmatsu), Deloitte Tohmatsu has not undertaken an audit nor performed any other assurance procedures in respect of assets and liabilities nor has Deloitte Tohmatsu requested any third party to undertake an audit or perform any other assurance procedures in respect of assets and liabilities (inclusive of derivative financial instruments, off-balance sheet assets and liabilities and other contingent liabilities).  Additionally, Deloitte Tohmatsu has not undertaken any analysis of the creditworthiness of the Tender Offeror or the Target pursuant to any bankruptcy or stop payment laws. In rending the Fairness Opinion (Deloitte Tohmatsu), Deloitte Tohmatsu has confirmed with the Tender Offeror that the Target’s business plan provided by the Tender Offeror represents the best and most appropriate projections and management judgment and has been prepared rationally.  In rendering the Fairness Opinion (Deloitte Tohmatsu), Deloitte Tohmatsu has placed reliance on the future business plan and related information without undertaking its own analysis in this regard.
In rendering the Fairness Opinion (Deloitte Tohmatsu), Deloitte Tohmatsu has assumed that the Tender Offeror and the Target will obtain any requisite governmental or regulatory consent and approvals required to consummate the Transaction, without detrimental impact to any of the benefits anticipated from the Transaction. Deloitte Tohmatsu has also assumed that the Transaction will be consummated in legal and effective fashion, commensurate to the transaction agreement (“Transaction Agreement”) that has been disclosed to Deloitte Tohamatsu, and that the anticipated accounting and tax treatment of the Transaction remain unchanged.
The Fairness Opinion (Deloitte Tohmatsu) is being provided to the Tender Offeror as reference material in conjunction with the management decision to be made by the Tender Offeror’s board of directors, and does not constitute a recommendation to the Tender Offeror’s shareholders in respect of their voting rights in respect of the Transaction. The Fairness Opinion (Deloitte Tohmatsu) is not addressed to any third parties other than the Tender Offeror, and third parties are not entitled to place reliance or trust in their fairness opinion for any purpose whatsoever. As such, Deloitte Tohmatsu bears no responsibility whatsoever to any third parties (inclusive of the Tender Offeror’s shareholders).
Deloitte Tohmatsu bears no responsibility to the Tender Offeror and the Tender Offeror’s board of directors to solicit any decisions from third parties in respect of the Transaction. Deloitte Tohmatsu has undertaken no such solicitations, and does not have plans to undertake such solicitations.

The Fairness Opinion (Deloitte Tohmatsu) only renders an opinion as to whether the Tender Offer Price is fair to the Tender Offeror’s shareholders from a financial point of view, and Deloitte Tohmatsu renders no opinion as to its decision to proceed with the Transaction.
The Fairness Opinion (Deloitte Tohmatsu) is rendered on the basis of commercial, economic, and market conditions prevailing as of the date of the Fairness Opinion (Deloitte Tohmatsu), or as of the date of information provided by the Tender Offeror. In rendering the Fairness Opinion (Deloitte Tohmatsu), Deloitte Tohmatsu has neither analyzed nor contemplated the business factors underlying the Tender Offeror’s decision, nor whether the Tender Offer Price represents the best achievable price, nor does Deloitte Tohmatsu have any obligation to undertake such analysis and contemplation. The Fairness Opinion (Deloitte Tohmatsu) also does not render any opinions as to the Tender Offeror’s solvency, before or after the Transaction.
Even in the event that there should be any changes in circumstances subsequent to the date of the Fairness Opinion (Deloitte Tohmatsu) that would have an impact on Deloitte Tohmatsu’s opinion, the Tender Offeror has confirmed that Deloitte Tohmatsu has no obligation nor responsibility to update, modify, amend the Fairness Opinion (Deloitte Tohmatsu).
Pursuant to the above, and with the understanding that there are no material irregularities with respect to the Tender Offeror’s diligence and decision-making process in respect of the Transaction, Deloite Tohmatsu opines that the Tender Offer Price is fair to the Tender Offeror’s shareholders from a financial point of view, effective May 18, 2020.

The Tender Offer Price of JPY 2,600 per share represents (a) a premium of 25.97% over JPY 2,064, which was the closing price of the Target’s Common Shares on the First Section of the TSE on May 18, 2020, the business day immediately preceding the date of announcement of the Tender Offer by the Tender Offeror; (b) a premium of 31.58% over JPY 1,976, which is the simple average closing price of the Target’s Common Shares for the past one month (from April 19, 2020 to May 18, 2020); (c) a premium of 34.09% over JPY 1,939, which is the simple average closing price of the Target’s Common Shares for the past three months (from February 19, 2020 to May 18, 2020); and (d) a premium of 14.94% over JPY 2,262, which is the simple average closing price of the Target’s Common Shares for the past six months (from November 19, 2019 to May 18, 2020).

(b)   Stock Acquisition Rights

The Stock Acquisition Rights shall be tendered in the Tender Offer as well.  The Stock Acquisition Rights are already in their exercise period as of today, and each of the exercise prices of the First Series of Stock Acquisition Rights, the Second Series of Stock Acquisition Rights, the Third Series of Stock Acquisition Rights, and the Fourth Series of Stock Acquisition Rights (each JPY 1 per Target’s Common Share) is below JPY 2,600, which is the Tender Offer Price.  Therefore, the Tender Offeror determined that the purchase price of the Stock Acquisition Rights shall be JPY 259,900 per unit, which is the amount obtained by multiplying 100, which is the number of the Target’s Common Shares represented by each of such Stock Acquisition Rights, by the difference between the Tender Offer Price and the exercise price of each Stock Acquisition Rights per Target’s Common Share, by the resolution at the meeting of the Tender Offeror’s board of directors held today.
As the purchase price of the Stock Acquisition Rights is essentially equal to the purchase price of the Target’s Common Shares, the Tender Offeror has not obtained a valuation report from a third party in determining the price of purchase, etc. of the Stock Acquisition Rights in the Tender Offer.

In August 2016, through an off-market transaction with a securities company, the Tender Offeror acquired 9,135,000 shares of the Target’s Common Shares (2.10% of the total issued shares) for JPY 1,481 per share, and in June 2018, through an off-market transaction with a securities company, the Tender Offeror acquired 9,000,000 shares of the Target’s Common Shares (2.07% of the total issued shares) for JPY 2,144 per share.  With respect to the transaction in August 2016, the purchase price was lower than the Tender Offer Price by JPY 1,119, and with respect to the transaction in June 2018, the purchase price was lower than the Tender Offer Price by JPY 456.  This is because the value of shares has increased since the abovementioned transaction and a premium is attached to the Tender Offer Price considering various matters stipulated in this Section.  Further, from November 2016 to January 2017, through multiple market transactions, the Tender Offeror acquired a total of 3,915,000 shares of the Target’s Common Shares (0.9% of the total issued shares) for purchase prices ranging from JPY 1,589 to JPY 1,914 per share, which were lower than the Tender Offer Price by JPY 686 and JPY 1,011, respectively.  The Tender Offer Price is greater than the purchase price paid by the Tender Offeror in the above mentioned acquisitions because the purchase prices in such market transactions are calculated based on market value, the market value of the shares has increased since the abovementioned transactions and a premium is attached to the Tender Offer Price considering various matters stipulated in this Section.

(ii)	Background of Calculation.

(Decision-making Process Concerning Tender Offer Price)

As stated in Section I(2)(i) above, in late January 2020, the Tender Offeror considered the possibility that, in order to further accelerate its efforts to grow its Financial Services business, it would be more important for the Tender Offeror and the Target to work together as one to leverage the strengths of the Tender Offeror Group, and that making the Target a wholly-owned subsidiary of the Tender Offeror would enable the Tender Offeror and the Target, as one group, to make prompt and flexible decisions.  Further, the Tender Offer believed that it may be necessary for the Tender Offeror and the Target to create and maximize further synergies sooner through the collaboration between the Tender Offeror and the Target, to further enhance the corporate value of both companies.  As such, the Tender Offeror appointed Goldman Sachs as its financial advisor that is independent from both the Tender Offeror and the Target, and Nagashima Ohno & Tsunematsu as its legal advisor that is independent from both the Tender Offeror and the Target, and commenced a review of the Transaction.  The Tender Offeror conducted detailed due diligence for the purpose of examining the feasibility of the Transaction from the middle of March 2020 to early May 2020, and at the same time, continued to discuss the terms and conditions of the Transaction with the Special Committee.  In addition, since early April 2020, the Tender Offeror has had multiple discussions and negotiations with the Special Committee regarding the Tender Offer Price.  Specifically, in April 8, 2020, the Tender Offeror made the first proposal regarding the Tender Offer Price (JPY 2,000 per share).  Subsequently, given that the Special Committee requested further review of the details of the proposal on April 16 2020, on the said date, the Tender Offeror made a proposal to the effect that the Tender Offer Price shall be JPY 2,200 per share; in response to another request of the Special Committee for further review of the details of the proposal on April 23, 2020, the Tender Offeror exchanged opinions regarding the Tender Offer Price with the Special Committee on April 30, 2020.  Subsequently, the Tender Offeror made a proposal to the effect that the Tender Offer Price shall be JPY 2,400 per share on May 7, 2020; given that the Special Committee made another request for further review of the Tender Offer Price on May 8, 2020, the Tender Offeror made the final proposal regarding the Tender Offer (JPY 2,600 per share) to the Special Committee.
Further, the Tender Offeror reviewed the purchase price of the Stock Acquisition Rights, which are to be tendered in the Tender Offer as well.  Considering that with respect to the Stock Acquisition Rights, all of the exercise prices of each Stock Acquisition Rights per Target’s Common Share are below the Tender Offer Price, on May 15, 2020, the Tender Offeror proposed to the Special Committee that the purchase price of the Stock Acquisition Rights shall be the amount obtained by multiplying 100, which is the number of the Target’s Common Shares represented by each of such Stock Acquisition Rights, by the difference between the Tender Offer Price and the exercise price of each Stock Acquisition Rights per Target’s Common Share.
In addition to calculation results stated in the Analysis Report (GS) obtained from Goldman Sachs, after comprehensively considering the Fairness Opinion (Deloitte Tohmatsu) obtained from Deloitte Tohmatsu, prior premiums actually paid in precedents of tender offers for share certificates, etc. by any person other than the issuer (including precedents of tender offers that contemplated making a listed subsidiary a wholly-owned subsidiary by the parent company), whether or not the Tender Offer is to be approved by the Target’s board of directors, trends of the market price of the Target’s Common Shares, results of the due diligence conducted with respect to the Target from the middle of March 2020 and the prospects that shareholders would tender their shares in the Tender Offer, and given the results of negotiations and discussions with the Target, the Tender Offeror ultimately determined by the resolution at the meeting of its board of directors held today that the Tender Offer Price shall be JPY 2,600 per share.  Further, given the results of negotiations with the Target, the Tender Offeror determined by the resolution at the meeting of its board of directors held today that the purchase price of each Stock Acquisition Rights shall be JPY 259,900 per unit.  For the details of the circumstances of the Tender Offeror’s decision to implement of the Tender Offer, please refer to Section I(2).

(a) Name of a Third-Party from Which Valuation is Obtained in Calculation.

In determining the Tender Offer Price, the Tender Offeror requested Goldman Sachs, its financial advisor, to perform financial analyses of the value of the Target’s Common Shares, and subsequently received the Analysis Report (GS) prepared by Goldman Sachs.  Goldman Sachs is not a related party of the Tender Offeror or the Target and does not have any material interest in the Tender Offer.  Further, the Tender Offeror has not obtained from Goldman Sachs, and Goldman Sachs has not expressed, any opinion concerning the fairness of the Tender Offer Price or the Transaction (a fairness opinion).

On the other hand, the Tender Offeror requested Deloitte Tohmatsu, a third-party valuation institution that is independent from the Tender Offeror and the Target, to submit an opinion that the Tender Offer Price is fair to the Tender Offeror’s shareholders from a financial point of view (a fairness opinion) and obtained the Fairness Opinion (Deloitte Tohmatsu) as of May 18, 2020.  Deloitte Tohmatsu is not a related party of the Tender Offeror or the Target and does not have any material interest in the Transaction.  Further, the Tender Offeror did not obtain a valuation report from Deloitte Tohmatsu.

(b) Outline of the Valuation.

The range of values per share of the Target’s Common Share, which were evaluated by Goldman Sachs using each of the above analyses, is as shown below.

1. Market Price Analysis: JPY 1,546 – JPY 2,718
2. DDM Analysis: JPY 1,959 – JPY 2,912
3. Comparable Company Analysis: JPY 1,240 – JPY 2,398

(c) Process for Determining the Tender Offer Price Based on the Valuation

In light of the calculation results stated in the Analysis Report (GS) obtained from Goldman Sachs and the fact that the Tender Offer Price is within the range of the results calculated under Market Price Analysis or DDM Analysis, and after comprehensively considering the Fairness Opinion (Deloitte Tohmatsu) obtained from Deloitte Tohmatsu, prior premiums actually paid in precedents of tender offers for share certificates, etc. by any person other than the issuer (including precedents of tender offers that contemplated making a listed subsidiary a wholly-owned subsidiary by the parent company), whether or not the Tender Offer is to be approved by the Target’s board of directors, trends of the market price of the Target’s Common Shares, results of the due diligence conducted with respect to the Target from the middle of March 2020 and the prospects that shareholders would tender their shares in the Tender Offer, and given the results of negotiations and discussions with the Target, the Tender Offeror ultimately determined by the resolution at the meeting of its board of directors held today that the Tender Offer Price shall be JPY 2,600 per share.  For details, please see “(i) Basis of Calculation” above.

Further, the Tender Offeror reviewed the purchase price of the Stock Acquisition Rights, which are to be tendered in the Tender Offer as well.  Considering that with respect to the Stock Acquisition Rights, all of the exercise prices of each Stock Acquisition Rights per Target’s Common Share are below the Tender Offer Price, on May 15 2020, the Tender Offeror proposed to the Target that the purchase price of the Stock Acquisition Rights shall be the amount obtained by multiplying 100, which is the number of the Target’s Common Shares represented by each of such Stock Acquisition Rights, by the difference between the Tender Offer Price and the exercise price of each Stock Acquisition Rights per Target’s Common Share, and obtained response from the Special Committee to the effect that it accepts such proposal.  As a result, upon the resolution at the meeting of the Tender Offeror’s board of directors held today, the Tender Offeror determined that the purchase price of each Stock Acquisition Rights shall be JPY 259,900 per unit.

(Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.)

Given that the Target is a consolidated subsidiary of the Tender Offeror and that the Transaction, including the Tender Offer, falls under the category of “a material transaction, etc. with the controlling shareholder”, the Tender Offeror and the Target implemented the following measures for the purpose of ensuring the fairness of the Tender Offer, including ensuring the fairness of the Tender Offer Price and avoiding conflicts of interest.
Mr. Shigeru Ishii being the Target’s President and Representative Director, is therefore called the Tender Offeror’s Senior Executive Vice President, and the Tender Offeror’s director, Mr. Hiroki Totoki, the Tender Offeror’s officer, Mr. Shiro Kambe, and the Tender Offeror’s executive officer, Ms. Naomi Matsuoka, serve as the Target’s directors.  From the viewpoint of conflicts of interests, Mr. Shigeru Ishii did not participate on behalf of the Target in the discussion and negotiation regarding the Transaction with the Tender Offeror.  Additionally, since Mr. Hiroki Totoki, Mr. Shiro Kambe, and Ms. Naomi Matsuoka participated on behalf of the Tender Offeror in the discussion and negotiation regarding the Transaction, from the viewpoint of preventing conflicts of interests, they did not participate on behalf of the Target in consideration/discussion regarding the Transaction, or at the meeting of the Target’s board of directors, in the deliberation and resolution of the Transaction.

(a) Procurement by the Tender Offeror of the Valuation Report from Independent Financial Advisor and the Fairness Opinion from Independent Third-Party Valuation Institution.

In determining the Tender Offer Price, in order to ensure the fairness of the Tender Offer Price to the Tender Offeror, the Tender Offeror requested Goldman Sachs, its financial advisor that is independent from the Tender Offeror and the Target, to evaluate the share value of the Target.
On the other hand, the Tender Offeror requested Deloitte Tohmatsu, a third-party valuation institution that is independent from the Tender Offeror and the Target, to submit an opinion to the effect that the Tender Offer Price is fair to the Tender Offeror’s shareholders from a financial point of view (a fairness opinion) and obtained the Fairness Opinion (Deloitte Tohmatsu) as of May 18, 2020.  Deloitte Tohmatsu is not a related party of the Tender Offeror or the Target and has no material interests in relation to the Transaction.  Further, the Tender Offeror did not obtain a valuation report from Deloitte Tohmatsu.
For details, please see Section II(4)(i) above.

(b) Establishment of an Independent Special Committee at the Target.

(i)    Process of the Establishment of an Independent Special Committee.

According to the Target’s Announcement, with respect to the process of the establishment of an Independent Special Committee, it is stated as stipulated below:
As described in Section I(2)(i), the Target established the Special Committee by a resolution at an extraordinary meeting of the board of directors held on February 28, 2020.  Prior to the establishment of the Special Committee, for the purpose of establishing a framework for evaluating, negotiating, and determining the Transaction in terms of increasing the corporate value of the Target and securing the interests of general shareholders of the Target from a standpoint independent of the Tender Offeror, from early February 2020, the Target, while receiving advice from Mori Hamada & Matsumoto, individually explained to all of the Target’s independent outside directors, as well as Mr. Yoshimichi Makiyama, who is an independent outside statutory auditor of the Target with extensive experience and expertise as an attorney-at-law, that (i) the Target received the initial inquiry regarding the Transaction from the Tender Offeror, and (ii) since the Transaction constitutes a transaction that typically involves structural conflict of interest issues and information asymmetry issues, the Target needs to take sufficient measures to ensure the fairness of the terms and conditions of the Transaction, such as the establishment of the Special Committee, for evaluating and negotiating the Transaction.  The Target held a meeting with all of the Target’s independent outside directors and Mr. Yoshimichi Makiyama, an independent outside statutory auditor, on February 21, 2020.  At the meeting, Mori Hamada & Matsumoto explained (a) to the effect that the Target needs to sufficiently ensure the fairness of procedures to address the structural conflict of interest issues and information asymmetry issues in the Transaction and (b) the roles of the Special Committee, followed by a question-and-answer session with persons present at the meeting above.  At the same time, the Target confirmed the independence and competence of the Target’s independent outside directors and independent outside statutory auditor who will be candidates for the members of the Special Committee, while receiving advice from Mori Hamada & Matsumoto.  Subsequently, after confirming (i) independence from the Tender Offeror (there are no business relationships between the organizations which Mr. Shiro Kuniya, Mr. Takatoshi Ito, and Mr. Yoshimichi Makiyama belong to and the Tender Offeror or the Target, and despite there being certain business relationships between the companies which other members belong to and the Tender Offeror or the Target, the volume of those transactions accounts for less than 1% of consolidated profit in each of the parties of the transactions, and it has also been confirmed that there are no other material interests) and (ii) absence of material interest in the results of the Transaction that differs from that of the general shareholders, the Target held discussions with the Target’s independent outside directors and independent outside statutory auditor present at the meeting and appointed four members, namely Mr. Shiro Kuniya (the Target’s independent outside director and a managing partner of Oh-Ebashi LPC & Partners), Mr. Takatoshi Ito (the Target’s independent outside director and a professor at the School of International and Public Affairs at Columbia University), Mr. Shogo Ikeuchi (the Target’s independent outside director and a board director and advisor of Recruit Holdings Co., Ltd.), and Mr. Yoshimichi Makiyama (the Target’s independent outside statutory auditor and a partner of Ripple Partners) as candidates for members of the Special Committee, while receiving advice from Mori Hamada & Matsumoto (there has been no change in the members of the Special Committee since its establishment).

Subsequently, according to the Target’s Announcement, as stated in Section I(2) above, by a resolution at an extraordinary meeting of the board of directors held on February 28, 2020, promptly after the receipt of the written proposal for the Transaction from the Tender Offeror on February 18, 2020, the Target established the Special Committee and referred the Consulted Matters to the Special Committee.  According to the Target’s Announcement, the Target’s board of directors also resolved that decision on the Transaction should be made by respecting the contents of determinations by the Special Committee to the highest degree and that if the Special Committee determines that the terms and conditions of the Transaction are not appropriate, the Target’s board of directors will not approve the Transaction on such terms and conditions.  According to the Target’s Announcement, the Target’s board of directors further resolved to grant the Special Committee the authority (a) to negotiate (including negotiations indirectly through advisors and other persons) the terms and conditions of the transaction with the Tender Offeror, (b) to appoint or name its own financial advisor, third-party valuation institution, and legal advisor as necessary (fees are to be borne by the Target) to evaluate the Consulted Matters, and (c) to receive from the officers and employees of the Target the information reasonably necessary to evaluate and make determinations regarding the Transaction.
According to the Target’s Announcement, at the above-mentioned meeting of the Target’s  board of directors, of the ten directors of the Target, Mr. Hiroki Totoki, Mr. Shiro Kambe, and Ms. Naomi Matsuoka concurrently serve as director, corporate executive officer, or executive officer of the Tender Offeror; and Mr. Shigeru Ishii and Mr. Yutaka Ito served as employees of the Tender Offeror in the past and Mr. Shigeru Ishii is referred to as Executive Vice President at the Tender Offeror due to his position as the representative of the Target which belongs to the Tender Offeror Group.  Based on the above and other facts, according to the Target’s Announcement, from the standpoint of avoiding any possible impact of structural conflict of interest issues and information asymmetry issues in the Transaction to the deliberation and resolutions at the board of directors, the meeting of the Target’s board of directors above was two-tiered: first, (i) the five directors other than Mr. Shigeru Ishii, Mr. Yutaka Ito, Mr. Hiroki Totoki, Mr. Shiro Kambe, and Ms. Naomi Matsuoka passed a resolution by unanimous approval; and further, in light of ensuring the quorum for the meeting of the Target’s board of directors was met, (ii) six directors (those five directors participating in (i) above and Mr. Yutaka Ito) participated in the deliberation and once again passed a resolution by unanimous approval.  According to the Target’s Announcement, all of the statutory auditors present at the meeting of the board of directors above (two statutory auditors (of whom two are outside statutory auditors) out of three statutory auditors) expressed the opinion that they had no objections with respect to the resolution above.
According to the Target’s Announcement, each member of the Special Committee will be paid a monthly fixed amount of remuneration irrespective of the contents of responses as remuneration for his duties.

(ii)  Process of Review.

According to the Target’s Announcement, from February 28, 2020 to May 19, 2020, the Special Committee executed the duties for the Consulted Matters by holding 18 meetings in total for around 19 hours in total and frequently exchanged emails between meetings to report or share information, to conduct deliberations, and to make decisions.
Specifically, according to the Target’s Announcement, upon firstly examining the independence, expertise, and accomplishments, and other matters of multiple candidates for legal advisor and financial advisor and third-party valuation institution, on February 28, 2020, the Special Committee determined to the effect that it would appoint Oh-Ebashi LPC & Partners as its own legal advisor independent from the Tender Offeror and the Target and Plutus as its own financial advisor and third-party valuation institution independent from the Tender Offeror and the Target.  According to the Target’s Announcement, the Special Committee confirmed that there has been no business relationship between Oh-Ebashi LPC & Partners and Plutus and the Tender Offeror or the Target for the past two years.
In addition, according to the Target’s Announcement, the Special Committee approved the appointment of MUMSS, the Target’s financial advisor and the third-party valuation institution and Mori Hamada & Matsumoto, the Target’s legal advisor, after confirming that there is no concern with respect to their independence and expertise.
Furthermore, according to the Target’s Announcement, the Special Committee approved the internal framework for evaluating the Transaction (including the scope of officers and employees of the Target involved in evaluating and negotiating and making determinations regarding the Transaction, and their duties) established by the Target after confirming that there is no concern with respect to that evaluation framework from the standpoint of independence.
Subsequently, according to the Target’s Announcement, the Special Committee has evaluated measures to be taken to ensure the fairness of the procedures in the Transaction, taking into account legal advice received from Oh-Ebashi LPC & Partners and the opinions of Mori Hamada & Matsumoto.
According to the Target’s Announcement, the Special Committee sent written questions to the Tender Offeror regarding (a) purpose, reason, and the like for conducting the Transaction, (b) background and purpose of choosing to conduct the Transaction at this time, (c) the Target’s management policy and governance after the Transaction, (d) the disadvantages of the Transaction, and (e) procedures, terms and conditions of the Transaction.  The Special Committee received an explanation in person regarding these matters from Mr. Hiroki Totoki, Representative Corporate Executive Officer, Senior Executive Vice President, and Chief Financial Officer of the Tender Offeror and held a question-and-answer session at the Special Committee.
According to the Target’s Announcement, the Special Committee requested Mr. Shigeru Ishii, President & Representative Director of the Target, Hiroaki Kiyomiya, Managing Director of the Target, and Mr. Yutaka Ito, Director of the Target, to attend meetings of the Special Committee and asked their opinions as the management of the Target and for relevant information regarding (a) the meaning or the like of the Transaction, (b) the method and timing to conduct the Transaction, (c) management policy, governance and the like after the Transaction, (d) thoughts on the share value of the Target, and (e) other matters, and then held a question-and-answer session on these matters.

In addition, according to the Target’s Announcement, the Special Committee approved the details, material assumptions, and the preparation process of the Financial Forecast (Target) prepared for the Transaction by the Target after confirming the rationality of those elements, taking into account the advice from a financial point of view received from Plutus.  According to the Target’s Announcement, as stated in (d) and (f) below, according to the Target’s Announcement, Plutus and MUMSS conducted the valuation of the Target’s Common Shares based on the Financial Forecast (Target), and the Special Committee received explanations from Plutus and MUMSS regarding the valuation methods for the Target’s Common Shares, the reason why they used the valuation methods, the details of valuation by using each method and material assumptions for the valuation of the Target’s Common Shares (including the basis for calculating the discount rate under the DDM method or the DDM analysis and the reason for selecting comparable companies under comparable company method or comparable company analysis) implemented by each of Plutus and MUMSS, and confirmed the rationality of these matters after question-and-answer sessions, deliberation, and discussions.  As stated in (f) below, MUMSS conducted a trial calculation of the value of the Target’s Common Shares that takes into consideration the results of the Simulation, and the Special Committee confirmed and approved the details, material assumptions, and the preparation process of the Simulation in advance.  Further, according to the Target’s Announcement, as stated in (d) and (f) below, the Special Committee received from Plutus the Fairness Opinion (Plutus) on May 18, 2020 and received from MUMSS the Fairness Opinion (MUMSS) submitted to the Target by MUMSS, together with the explanation from Plutus and MUMSS regarding the details and material assumptions for the Fairness Opinion (Plutus) and the Fairness Opinion (MUMSS), and the Special Committee confirmed such details and material assumptions.
According to the Target’s Announcement, as stated in Section I(2)(i) above, with respect to the structure of the Transaction, the Target initially received a proposal from the Tender Offeror that the Transaction would be executed by way of share exchange using the Tender Offeror’s shares as the consideration in the written proposal of the Transaction dated February 18, 2020.  Accordingly, according to the Target’s Announcement, with respect to a structure of the Transaction, after the Special Committee evaluated the share exchange using the Tender Offeror’s shares as the consideration proposed by the Tender Offeror, and other structures including the Two-Step Acquisition through the tender offer using cash as the consideration and subsequent squeeze-out from the standpoint of ensuring the interests of the Target’s general shareholders, the Special Committee gave written notice to the Tender Offeror on March 6, 2020 stating that although the terms and conditions are required to be fair irrespective of a structure of the Transaction, the Target considered that it would be desirable that the Transaction be executed using cash as the consideration taking into consideration simplicity of consideration, certainty, period required until closing, volatility of current stock market, and other matters.  As a result, according to the Target’s Announcement, the Special Committee received written response from the Tender Offeror that the structure of the Transaction was changed to the Two-Step Acquisition through the tender offer using cash as the consideration and subsequent squeeze-out on March 12, 2020.
According to the Target’s Announcement, the Special Committee received an opinion from MUMSS regarding the negotiation policy with the Tender Offeror, and conducted the deliberation and discussion to decide the negotiation policy based on the advice from a financial point of view received from Plutus. According to the Target’s Announcement, since receiving on April 8, 2020, the initial proposal from the Tender Offeror that the Tender Offer Price should be JPY 2,000 per share, each time the Target has immediately received from the Tender Offeror a price proposal, the Target has made a report to the Special Committee.  According to the Target’s Announcement, the Special Committee evaluated and discussed such proposals based on the advice from a financial point of view received from Plutus after receiving opinions from MUMSS regarding the response policy and negotiation policy with the Tender Offeror and other matters.  Specifically, the Special Committee received from the Tender Offeror the proposal regarding the Tender Offer Price to be JPY 2,200 per share on April 16, 2020 and the proposal regarding the Tender Offer Price to be JPY 2,400 per share on May 7, 2020.  After the Special Committee considered both proposals, based on the advice it received from Plutus and Oh-Ebashi LPC & Partners and opinions obtained from MUMSS and Mori Hamada & Matsumoto, the Special Committee requested the Tender Offeror to reconsider the Tender Offer Price as the Tender Offer Price in those proposals did not reach the appropriate price.  Thus, the Special Committee was actively involved in the discussion and negotiation process regarding the Tender Offer Price between the Target and the Tender Offeror.  As a result, according to the Target’s Announcement, the Target received a proposal on May 12, 2020 from the Tender Offeror stating JPY 2,600 yen per share as the Tender Offer Price.  Therefore, according to the Target’s Announcement, the amount of the Tender Offer Price was raised three times in total by 30% from the initial price proposal.

According to the Target’s Announcement, the Special Committee received explanations regarding details on the following from Mori Hamada & Matsumoto on several occasions and, while receiving advice from Oh-Ebashi LPC & Partners, confirmed that sufficient information disclosure would be provided: (a) drafts of this press release and an opinion statement for the Tender Offer to be publicly announced or filed by the Target and (b) drafts of a tender offer registration statement for the Tender Offer to be filed by the Tender Offeror.

(iii)  Determinations.

According to the Target’s Announcement, based on the background provided above and in light of the legal advice from Oh-Ebashi LPC & Partners and advice from a financial point of view from Plutus, and the Valuation Report (Plutus) and the Fairness Opinion (Plutus) submitted as of May 18, 2020, the Special Committee carefully discussed and evaluated the Consulted Matters and, as of May 18, 2020, submitted to the Target’s board of directors the Report with the unanimous approval of the members.  An outline of the Report is as follows.

(a)  Opinion.

i  The Special Committee believes that the Target’s board of directors should resolve to express an opinion in support of the Tender Offer and to recommend that the shareholders and the holders of the Stock Acquisition Rights of the Target tender the Target’s Common Shares and the Stock Acquisition Rights in the Tender Offer.

ii  The Special Committee believes that resolving to express an opinion in support of the Tender Offer and to recommend that the shareholders and the holders of the Stock Acquisition Rights of the Target tender the Target’s Common Shares and the Stock Acquisition Rights in the Tender Offer at the meeting of the Target’s board of directors would not be disadvantageous to the minority shareholders of the Target.  The Special Committee also believes that Tender Offeror making the Target its wholly-owned subsidiary after the completion of the Tender Offer would not be disadvantageous to the minority shareholders of the Target.

(b)  Reasons.

i
Based on the following points, the Special Committee determined that the purpose of the Transaction is reasonable in light of the business environment surrounding the Target and the management issues of the Target, and that the Transaction will contribute to the improvement of Target’s corporate value:

-
The Special Committee also has the same understanding as the Target and the Tender Offeror on the current state of the business environment surrounding the Target and the Target’s management issues as stated in Section I(2)(i), and the Special Committee has no objection; and

-
The Special Committee also believes that the explanations given by the Target’s management team are (i) specific and based on the business environment surrounding the Target and the Target’s management issues, (ii) consistent with the general explanation of the environment in the industry and market to which the Target belongs, (iii) realistic toward strengthening the future competitiveness of the Target, (iv) and consistent with the Target’s future growth strategy. Therefore, the Special Committee believes that such explanations are all reasonable, and that the Transaction is an effective option for creating and manifesting synergies.

ii
Based on the following points, the Special Committee determined that, from the perspective of securing the interests of the Target’s general shareholders, the appropriateness of the terms and conditions of the Transaction has been ensured:

-
In light of the fact that (i) the market price analysis, comparable company analysis, and DDM analysis, which are the valuation methods used in the Valuation Report (MUMSS) and the Valuation Report (Plutus), are considered to be standard and reasonable methods in light of current practice, and the explanation of the reasons for selecting comparable companies in the comparable company analysis and the basis for the discount rate in the DDM analysis are also considered to be reasonable and the content of the valuation is appropriate in light of current practice, and (ii) the Financial Forecast (Target), which is the basis for such valuation, is considered to be not unreasonable in light of the background of their preparation and the Target’s current situation, and in light of the valuation of the Target’s Common Shares based on these valuation reports, the Tender Offer Price exceeds the upper limit of the results of the comparable companies analysis and the market price analysis, and is within the range of the results of the DDM analysis, and the Stock Acquisition Rights purchase price was also calculated based on the Tender Offer Price, and is found to provide the holders of the Stock Acquisition Rights of the Target with a reasonable opportunity to sell the Stock Acquisition Rights at an appropriate premium;

-
The premium level of the Tender Offer Price to the market share price is considered to be reasonable in light of the premium level for recent tender offers for the purpose of making a domestic listed company a wholly-owned subsidiary, which were similar transactions to the Transaction;

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It can be evaluated that the Special Committee was substantially involved in the negotiations with the Tender Offeror because the Special Committee was established promptly after the Tender Offeror made the formal proposal concerning the Transaction, and because it received explanations on the negotiating policy from an early stage, held multiple discussions on whether the Tender Offer Price was a price that would be disadvantageous to the Target’s general shareholders, reflected the results of such discussions in the negotiating policy with the Tender Offeror, and conducted negotiations with the Tender Offeror under the negotiating policy determined by the Special Committee and in accordance with the instructions thereof;

-
In addition to the foregoing, in light of the explanation the Special Committee received from the Tender Offeror and the timing of the Tender Offeror’s initial inquiry concerning the Transaction, it is difficult to deem that the Tender Offeror took advantage of the current situation, which is becoming increasingly uncertain due to the spread of COVID-19; Tender Offer Price was agreed upon by the Special Committee negotiating with the Tender Offeror under a policy of discussing and negotiating with the Tender Offeror based on the Target’s intrinsic value, which is not influenced by the market share price situation triggered by the worldwide spread of COVID-19; the Tender Offer Price is based on the valuation of shares using the DDM analysis conducted by MUMSS and Plutus, and the Financial Forecast (Target), which was used as the basis of the valuation of shares, was approved at the meeting of the Target’s board of directors held on March 30, 2020, and the adverse impact of the spread of COVID-19 on each of the businesses of the Target in the future was not considered, so there are no circumstances in which the results of the valuation of shares using the DDM analysis are evaluated to be much lower due to the impact of the spread of COVID-19; and in light of the fact that the Tender Offer Price is above the closing price of the market share price on the record date of February 25, which was before any significant downward trend in the stock indices (JPY 2,335), and any of the average market share prices (the simple average closing prices for the one-month, three-month and six-month periods before the record date were JPY 2,523, JPY 2,577 and JPY 2,465 respectively) on that record date, it is not considered unreasonable to conduct the Transaction at this time even based on the current situation in which there is a certain amount of disruption due to the spread of COVID-19;

-	There are no other specific circumstances that would raise doubts about the fairness of the process of determining the Tender Offer Price;
-
In transactions making a company a wholly-owned subsidiary, it is common to adopt a method with a tender offer being the first step and the Demand for Shares, Etc. Cash-Out or the Share Consolidation being the second step, and with either procedure it is possible to file a petition for determination of a purchase price or a petition for determination of a price with a court after an exercise of the appraisal right, and therefore, in light of the current situation where there is increasing uncertainty due to the impact of the spread of COVID-19, and from the perspective of the fact that the necessary period of time is short, the simplicity of the consideration, and the stability and objectivity of the value, there is nothing that is unreasonable in the method of the Transaction, which is the implementation of the Tender Offer and the subsequent squeeze-out; and

-
The fairness opinions prepared respectively by MUMSS and Plutus state that the Tender Offer Price was determined to be appropriate for the shareholders of the Target (excluding the Tender Offeror and its affiliated companies) from a financial point of view.

iii
Based on the following points, the Special Committee determined that the procedures in the Transaction can be considered fair from the perspective of securing the interests of the general shareholders of the Target:

-	The board of directors of the Target has established the Special Committee that is independent from the Target and the Tender Offeror;
-
A framework that enables the Special Committee to be substantively involved in negotiations with the Tender Offeror has been ensured, and it can be considered that the Special Committee has been substantively involved in the negotiations with the Tender Offeror;

-	The Special Committee has received advice from Oh-Ebashi LPC & Partners, the Special Committee’s own legal advisor;
-	The Special Committee has obtained a valuation report and fairness opinion from Plutus, the Special Committee’s own financial advisor and third-party valuation institution;
-	The Target has received advice from Mori Hamada & Matsumoto, the independent legal advisor of the Target;
-	The Target has obtained a valuation report and fairness opinion from MUMSS, an independent financial advisor and third-party valuation institution of the Target;
-
Promptly after it received a formal proposal for the Transaction from the Tender Offeror, the Target established a framework under which not only the officers and employees of the Target concurrently serving as officers and employees of other companies of the Tender Offeror Group but also officers and employees of the Target who had a position as an officer or employee of other companies of the Tender Offeror Group in the past are not involved in the process of discussions and negotiations between the Target and the Tender Offeror relating to the terms and conditions of the Transaction or the process of preparing the Financial Forecast (Target);

-
Except that (i) Mr. Yutaka Ito was allowed to participate in the second stage of the resolution at the meetings of the board of directors from the perspective of ensuring that a quorum for the meetings of the board of directors was met, (ii) Mr. Masashi Oka was allowed to participate in the deliberation and resolution at the meetings of the board of directors held on February 28, 2020, that is before the determination regarding Mr. Masashi Oka assuming the office of President & Representative Director of the Target, and (iii) Mr. Yutaka Ito and Mr. Masashi Oka will be allowed to participate in the second stage of the resolution regarding the Transaction at the meetings of the board of directors scheduled on May 19, 2020 from the perspective of ensuring that a quorum for the meeting of the board of directors is met, all directors concurrently serving as officers or employees of the Tender Offeror and directors who had positions as employees of the Tender Offeror in the past, as well as a statutory auditor concurrently serving as an employee of the Tender Offeror have been excluded from deliberations and resolutions at meetings of the board of directors and will be excluded from deliberations and resolutions at the meeting of the board of directors scheduled on May 19, 2020, and the Target has not allowed such persons to participate in discussions and negotiations for the Transaction on behalf of the Target;

-
The Tender Offer Period has been set at a longer period (39 business days) than the minimum period prescribed by laws and regulations (20 business days), the Target has not made any agreement with the Tender Offeror that would restrict the Target having contact with persons other than the Tender Offeror who have competing acquisition proposals and it can be found that a so-called indirect market check has been performed, and although the Target has not conducted an active market check it is considered that the fairness of the procedures in the Tender Offer would not be harmed in the Transaction as a result of no active market check being performed;

-
Although it is planned that a majority of the minority condition will not be set for the Tender Offer, it is considered that not setting a majority of the minority condition for the Tender Offer would not harm the fairness of the procedures in the Tender Offer, given that it is considered that the Transaction would contribute to the improvement of corporate value and its transaction terms and conditions are found to be appropriate and thus setting a majority of the minority condition may make the completion of the Tender Offer unstable and, conversely, would potentially not benefit the interests of the general shareholders who wish to tender shares in the Tender Offer, and additionally given that other sufficient measures to ensure fairness have been taken by the Target in the Transaction;

-	Appropriate information disclosure is scheduled to be made;
-	It can be said that the legality of the squeeze-out procedures in the Transaction has also been secured with due consideration toward ensuring that issues of coerciveness do not arise; and
-
It cannot be found that there are any other facts that would give rise to a presumption that the Target was subject to inappropriate influence from the Tender Offeror in the course of discussions, examinations, or negotiations for the Transaction.

(c) Procurement by the Special Committee of Advice from an Independent Legal Advisor.

According to the Target’s Announcement, as stated in (b) above, the Special Committee appointed Oh-Ebashi LPC & Partners as its own legal advisor independent from the Tender Offeror and the Target and received legal advice, including advice regarding measures to be taken to ensure the fairness of the procedures of the Transaction and the method and process of deliberation of the Special Committee for the Transaction.

According to the Target’s Announcement, Oh-Ebashi LPC & Partners is not a related party of the Tender Offeror or the Target and does not have any material interest in the Transaction (including the Tender Offer).  For other information regarding the independence of Oh-Ebashi LPC & Partners, please refer to (b) above.

(d) Procurement by the Special Committee of the Valuation Report and the Fairness Opinion from an Independent Financial Advisor and Third-Party Valuation Institution.

(i)	Name of Valuation Institution and its Relationship with the Target and the Tender Offeror
According to the Target’s Announcement, in considering the Consulted Matters, in order to ensure the fairness of the terms and conditions of the Transaction, including the Tender Offer Price, the Special Committee requested Plutus, its own financial advisor and third-party valuation institution independent from the Tender Offeror and the Target, to conduct valuation of the Target’s Common Shares and financial analysis incidental thereto and also to express an opinion concerning the fairness of the Tender Offer Price (a fairness opinion).  The Target obtained the Valuation Report (Plutus) and the Fairness Opinion (Plutus) on May 18, 2020.

According to the Target’s Announcement, as stated in Section I(2)(i)(2) above, the board of directors of the Target received the Valuation Report (Plutus) and the Fairness Opinion (Plutus) together with the Report that was submitted to it by the Special Committee on May 19, 2020, and, in light of the contents of the Valuation Report (Plutus) and the Fairness Opinion (Plutus), the board of directors of the Target passed the resolution stated in (h) below.
According to the Target’s Announcement, Plutus is not a related party of the Tender Offeror or the Target, and does not have any material interest in connection with the Transaction, including the Tender Offer.  As stated in (b) above, the Special Committee appointed Plutus as its own financial advisor and third-party valuation institution after considering several candidate financial advisors and third-party valuation institutions in terms of their independence, expertise, accomplishments, and other matters.  Also, only a fixed-amount of compensation, which is payable regardless of the completion of the Transaction, will be paid to Plutus in connection with the Transaction, and no contingency compensation, which is payable subject to completion of the Transaction, including the Tender Offer, and other conditions, will be paid.

(ii)  Outline of Valuation of the Target’s Common Shares
 According to the Target’s Announcement, after considering the valuation methods in the Tender Offer, Plutus conducted the valuation of the Target’s Common Shares using (i) the market price method because the Target’s Common Shares are listed on the First Section of the TSE, (ii) the comparable company method because there are multiple listed comparable companies that are considered to be comparable to the Target and analogical inference of the share value of the Target’s Common Shares is viable, and (iii) the dividend discount model method (the “DDM method”), which is a method to analyze the share value by establishing the capital level necessary for stably operating the business based on the standards for soundness of regulatory and economic value in accordance with the risk management policy prescribed by the Target, and discounting the part of the capital exceeding such standards to the present value at the cost of equity as profits attributable to the shareholders so as to reflect in the evaluation the status of future business activities, from the perspective that it would be appropriate to evaluate the share value of the Target’s Common Shares in multiple ways.

 According to the Target’s Announcement, according to the Valuation Report (Plutus), the corresponding ranges of per-share value of the Target’s Common Shares evaluated by the methods described above, are as follows.

      Market price method:                                       JPY 1,939 – JPY 2,577
Comparable company method:                        JPY 1,210 – JPY 2,124
DDM method:                                                  JPY 2,428 – JPY 3,163

According to the Target’s Announcement, under the market price method, the per-share value of the Target’s Common Shares was evaluated to range from JPY 1,939 to JPY 2,577, based on the results of (a) by using May 18, 2020 as the record date, the closing price of the record date (JPY 2,064), the simple average closing price for the one-month period ending the record date (JPY 1,976), the simple average closing price for the three-months period ending the record date (JPY 1,939) and the simple average closing price for the six-months period ending the record date (JPY 2,262) of the Target’s Common Shares on the First Section of the TSE, and (b) by using February 25, 2020, which is before the appearance of the impact of COVID-19, as the record date in order to exclude such impact, the closing price of the record date (JPY 2,335), the simple average closing price for the one-month period ending the record date (JPY 2,523), the simple average closing price for the three-months period ending the record date (JPY 2,577), and the simple average closing price for the six-months period ending the record date (JPY 2,465) of the Target’s Common Shares on the First Section of the TSE.

According to the Target’s Announcement, under the comparable company method, the SOTP analysis was conducted, whereby the share value was evaluated by classifying the Target Group’s businesses into life insurance business, non-life insurance business, banking business and other businesses.  According to the Target’s Announcement, upon the selection of comparable companies, for the life insurance business, Dai-ichi Life Holdings, Inc. and T&D Holdings, Inc. were selected as listed companies engaged in relatively similar business.  According to the Target’s Announcement, for the non-life insurance business, Tokio Marine Holdings, Inc., MS&AD Insurance Group Holdings, Inc. and Sompo Holdings, Inc. were selected as listed companies that are considered to be relatively similar.  For the banking business, Resona Holdings, Inc., Shinsei Bank, Limited and Aozora Bank, Ltd. were selected as listed companies that are considered to be similar.  According to the Target’s Announcement, then, in addition to the adoption of the PER and PBR that are most commonly used as multiples directly related to the share value of financial institutions, the share value of Sony Life, which mostly represents the share value, was evaluated by using the multiple (P/EV multiple), which is a specific index of life insurance companies, equal to the share price divided by the EV per share and the multiple (P/ANAV multiple) equal to the share price divided by the adjusted net asset value per share from the perspective of making multilateral analysis, and the per-share value of the Target’s Common Shares has been evaluated to range from JPY 1,210 to JPY 2,124.
According to the Target’s Announcement, under the DDM method, the share value was evaluated by the SOTP analysis based on the financial forecast of each subsidiary.  According to the Target’s Announcement, the share values of the life insurance business, non-life insurance business and banking business were evaluated based on projected earnings and investment plans in the business plans of the Target for the period from April 1, 2020 to March 31, 2023, publicly available information and various other factors.  Also, Plutus established each subsidiary’s capital level necessary for stably operating its business based on the standards for soundness of regulatory and economic value in accordance with the risk management policy prescribed by the Target, and the share value of each subsidiary was evaluated by discounting the part of the capital exceeding such standards to the present value by applying the discount rate (the cost of equity) based on the CAPM (capital asset pricing model) as theoretical dividends attributable to the shareholders.  According to the Target’s Announcement, if the capital level during the term of the business plan was less than the amount necessary to maintain the required standards for soundness, the valuation was made by deducting the amount of the theoretic dividends so as to meet the necessary capital level.  Then, the share value of the Target was evaluated by making certain financial adjustments such as adding the value of the amount of investment to each subsidiary engaged in other businesses, and cash and cash equivalents held by the Target, and the per-share value of the Target’s Common Shares has been evaluated to range from JPY 2,428 to JPY 3,163.  The cost of equity adopted commonly for each business is 7.143% to 8.573%.  The perpetual growth method and multiple method are adopted for the valuation of the terminal value.  According to the Target’s Announcement, a rate of 0% is adopted as the perpetual growth rate, and 10.08 times is adopted as the PER multiple for the life insurance business, 9.28 times is adopted as the PER multiple for the non-life insurance business, and 7.50 times is adopted as the PER multiple for the banking business, respectively.

 According to the Target’s Announcement, the Financial Forecast (Target) used by Plutus as the basis of the DDM method is based on the financial forecasts of Sony Life, Sony Assurance, and Sony Bank as stated below.  According to the Target’s Announcement, details of the Financial Forecast (Target) have been reviewed by Plutus by conducting interviews with the Target on multiple occasions and taking other actions.  According to the Target’s Announcement, details of the Financial Forecast (Target) have also been confirmed by the Special Committee in terms of the reasonableness of their details, material assumptions, and the preparation process, as stated in (b) above.  In addition, the Financial Forecast (Target) covers the fiscal year in which a substantial increase/decrease in profits is expected.  According to the Target’s Announcement, specifically, a temporary substantial decrease in ordinary profit and net income for the fiscal year ending March 2022 is expected due to a lump-sum reserve for a contingency reserve by Sony Life as a result of the cancellation of the reinsurance agreement under which Sony Life With Insurance Co., Ltd. ceded reinsurance to SA Reinsurance Ltd. upon the merger between Sony Life and Sony Life With Insurance Co., Ltd.  According to the Target’s Announcement, the synergistic effect expected to be achieved by the execution of the Transaction is not reflected in the Financial Forecast (Target), as it is difficult to financially estimate any effect at this point.  According to the Target’s Announcement, the specific impact of the spread of COVID-19 on the Target Group’s business is not certain at this point, and such impact is not reflected in the Financial Forecast (Target).

(Unit: JPY 100 million)
Life Insurance Business (Note 1) (Sony Life)	FY ending March 2021	FY ending March 2022	FY ending March 2023
Ordinary income	15,592	16,541	17,159
Ordinary profit	987	583	960
Net income	668	427	646
Theoretic dividend (Note 2)	1,885	762	801

(Unit: JPY 100 million)
Non-life Insurance Business (Sony Assurance)	FY ending March 2021	FY ending March 2022	FY ending March 2023
Ordinary income	1,248	1,292	1,340
Ordinary profit	84	86	88
Net income	61	62	63
Theoretic dividend (Note 2)	255	82	81

(Unit: JPY 100 million)
Banking Business (Sony Bank)	FY ending March 2021	FY ending March 2022	FY ending March 2023
Ordinary income	513	541	587
Ordinary profit	106	121	147
Net income	69	79	96
Theoretic dividend (Note 2)	– 19	– 21	92

Note 3:	The stand-alone figures presented in the Financial Forecast (Target) was used.
Note 4:	The amounts of the theoretic dividend were calculated by Plutus based on the Financial Forecast (Target).

(iii)	Outline of the Fairness Opinion (Plutus)

According to the Target’s Announcement, the Special Committee received the Fairness Opinion (Plutus) on May 18, 2020 from Plutus which stated to the effect that the Tender Offer Price of JPY 2,600 per share is fair to the shareholders of the Target’s Common Shares (excluding the Tender Offeror and its related companies) from a financial point of view (Note 5).  According to the Target’s Announcement, the Fairness Opinion (Plutus) expresses the opinion that the Tender Offer Price of JPY 2,600 per share is fair to the minority shareholders of the Target from a financial point of view, in light of factors such as the result of the valuation of the Target’s Common Shares based on the Financial Forecast (Target) prepared by the Target.  According to the Target’s Announcement, the Fairness Opinion (Plutus) was issued by Plutus based on the result of the valuation of the Target’s Common Shares after receiving disclosure of information such as the current state of the Target Group’s business and future business plans from the Target and receiving explanations thereof, as well as question-and-answer sessions with the Target concerning the outline, background, and purpose of the Tender Offer, examination of factors, to the extent deemed necessary by Plutus, such as the Target Group’s business environment, the economy, markets and financial conditions, and the review procedures carried out by an examination committee independent of Plutus’ engagement team.

Note 5:
In preparing and submitting the Fairness Opinion (Plutus) and evaluating the share value underlying it, Plutus relied on the information and basic materials provided by or discussed with the Target, as well as publicly available materials, on the assumption that they were accurate and complete, and that there were no facts that had not been disclosed to Plutus that could materially affect the analysis and evaluation of the value of the Target’s Common Shares, and Plutus has not independently investigated or verified such facts, nor is it obligated to investigate or verify them.

Plutus has assumed that the Target’s business plans and other materials used as the basis for the Fairness Opinion (Plutus) have been reasonably prepared by the Target’s management based on the best currently available estimates and judgments, and Plutus does not guarantee their feasibility, and expresses no view as to the analysis or forecasts on which preparation is based or the premises on which they are based.
The Fairness Opinion (Plutus) expresses Plutus’ opinion as of the date of preparation as to whether the Tender Offer Price is fair from a financial point of view to the minority shareholders of the Target, based on the financial and capital markets, economic conditions and other circumstances as of the date of preparation, and based on information available to Plutus up to the date of preparation, and while the content of the Fairness Opinion (Plutus) may be affected by subsequent changes in conditions, Plutus has no obligation to amend, change or supplement the content of the Fairness Opinion (Plutus) even in such cases.  The Fairness Opinion (Plutus) does not infer or indicate any opinion, other than that expressly stated in the Fairness Opinion (Plutus), with respect to any matter after the date of submission of the Fairness Opinion (Plutus).  The Fairness Opinion (Plutus) only expresses the opinion that the Tender Offer Price is fair to the minority shareholders of the Target from a financial point of view and is not disadvantageous to them, and does not express opinions or make recommendations concerning the propriety of implementing the Tender Offer, nor the tendering, or other actions with respect to the Tender Offer, and does not express any opinion to the holders of securities issued by the Target, creditors or other related parties.
The Fairness Opinion (Plutus) was provided by Plutus for the purpose of being used as a basis for decisions made by the Target’s board of directors and the Special Committee regarding the Tender Offer Price, and is not to be relied upon by any other party.

(iv)	Outline of Valuation of the Stock Acquisition Rights

According to the Target’s Announcement, because the Stock Acquisition Rights purchase price was determined to be the amount calculated by multiplying the difference between the Tender Offeror Price and the exercise price of each Stock Acquisition Right per Target’s Common Share by 100, which is the number of the Target’s Common Shares underlying one Stock Acquisition Right, the Special Committee has not obtained any report or opinion (fairness opinion) from a third-party valuation institution concerning the Stock Acquisition Rights purchase price.

(e) Procurement by the Target of Advice from an Independent Legal Advisor.

According to the Target’s Announcement, as stated in (b) above, the Target appointed Mori Hamada & Matsumoto as a legal advisor independent from the Tender Offeror and the Target and received legal advice, including advice regarding measures to be taken to ensure the fairness of the procedures of the Transaction, various procedures for the Transaction, and the method and process of decision-making by the Target for the Transaction.

According to the Target’s Announcement, Mori Hamada & Matsumoto is not a related party of the Tender Offeror or the Target and does not have any material interest in the Transaction (including the Tender Offer).

(f) Procurement by the Target of the Valuation Report and the Fairness Opinion from an Independent Financial Advisor and Third-Party Valuation Institution.

(i)	Name of Valuation Institution and its Relationship with the Target and the Tender Offeror

According to the Target’s Announcement, in evaluating, negotiating and determining the appropriateness of the terms and conditions of the Transaction, including the Tender Offer Price, in order to ensure the fairness of those terms and conditions, the Target requested MUMSS, a financial advisor and third-party valuation institution independent from the Tender Offeror and the Target, to conduct valuation of the Target’s Common Shares and financial analysis incidental thereto and express an opinion concerning the appropriateness of the Tender Offer Price (a fairness opinion).  According to the Target’s Announcement, the Target obtained the Valuation Report (MUMSS) and the Fairness Opinion (MUMSS) dated May 18, 2020.
According to the Target’s Announcement, MUMSS is not a related party of the Tender Offeror or the Target, and does not have any material interest in the Transaction, including the Tender Offer.  Also, according to the Target’s Announcement, a substantial portion of compensation payable to MUMSS in connection with the Transaction is transaction compensation that is payable subject to the announcement of the Transaction and the completion of the squeeze-out of the minority shareholders.  According to the Target’s Announcement, the Target has appointed MUMSS as its financial advisor and third-party valuation institution based on the compensation system above after taking into consideration practices generally used in similar transactions, and the fact that it was a compensation system in which the Target will not bear any financial burden if the Transaction were not completed, and other factors.

(ii)	Outline of Valuation of the Target’s Common Shares

According to the Target’s Announcement, after considering the valuation methods in the Tender Offer, MUMSS conducted the valuation of the Target’s Common Shares using (i) the market price analysis because the Target’s Common Shares are listed on the First Section of the TSE, (ii) the comparable company analysis because there are multiple listed comparable companies that are considered to be comparable to the Target and analogical inference of the share value of the Target’s Common Shares is viable, and (iii) the dividend discount model analysis (the “DDM analysis”), which is a method to analyze the share value by establishing the capital level necessary for stably operating the business based on the standards for soundness of regulatory and economic value in accordance with the risk management policy prescribed by the Target, and discounting the part of the capital exceeding such standards to the present value at the cost of equity as profits attributable to the shareholders so as to reflect in the evaluation the status of future business activities, from the perspective that it would be appropriate to evaluate the share value of the Target’s Common Shares in multiple ways.

According to the Target’s Announcement, according to the Valuation Report (MUMSS), the corresponding ranges of per-share value of the Target’s Common Shares evaluated by the methods described above, are as follows.

Market price analysis:                        JPY 1,939 – JPY 2,262
Comparable company analysis:         JPY 1,062 – JPY 1,918
DDM analysis:                                   JPY 2,348 – JPY 3,106

According to the Target’s Announcement, under the market price analysis, using May 18, 2020 as the record date, the per-share value of the Target’s Common Shares was evaluated to range from JPY 1,939 to JPY 2,262, based on the closing price of the record date (JPY 2,064), the simple average closing price for the one-month period ending the record date (JPY 1,976), the simple average closing price for the three-months period ending the record date (JPY 1,939) and the simple average closing price for the six-months period ending the record date (JPY 2,262) of the Target’s Common Shares on the First Section of the TSE.  According to the Target’s Announcement, certain media reported news in early April 2019 to the effect that Third Point LLC reacquired the Tender Offeror’s shares and was intending to request the Tender Offeror to explain the positioning of its financial business.  According to the Target’s Announcement, while the share prices of other listed life insurance companies were falling due to the decline in long-term interest rates, the share price of the Target was rising for a certain period of time.  According to the Target’s Announcement, it is possible that the share price may have been established in a way that reflected certain market expectations.
According to the Target’s Announcement, under the comparable company analysis, SOTP analysis was conducted, whereby the share value was evaluated by classifying the Target Group’s businesses into life insurance business, non-life insurance business, banking business and other businesses.   According to the Target’s Announcement, for the life insurance business, Dai-ichi Life Holdings, Inc. and T&D Holdings, Inc. were selected as listed companies engaged in relatively similar business.  According to the Target’s Announcement, for the non-life insurance business, Tokio Marine Holdings, Inc., MS&AD Insurance Group Holdings, Inc. and Sompo Holdings, Inc. were selected as listed companies that are considered to be relatively similar, albeit not completely identical, in the light of the business characteristics of direct non-insurance.  According to the Target’s Announcement, for the banking business, although there is no similar listed company that engages mainly in housing loans as an internet-based bank, Sumitomo Mitsui Trust Holdings, Inc., Resona Holdings, Inc., Shinsei Bank, Limited and Aozora Bank, Ltd. were selected as listed companies that are considered to be relatively similar, albeit not completely identical, from the perspective of growth potential, profitability and earnings structure.  Then, according to the Target’s Announcement, the share value of each company was evaluated using the multiple (P/EV multiple) equal to the share price divided by the embedded value (“EV”) per share for the life insurance business, the multiple (P/ANAV multiple) equal to the share price divided by the adjusted net asset value (ANAV) per share, and the multiple (P/BV multiple) of the share price divided by the net asset per share for the non-life insurance business, and the P/BV multiple for the banking business.  According to the Target’s Announcement, the P/EV multiple for the life insurance business was calculated by adding the average P/EV multiple of comparable companies to a premium equal to approximately 0.1 point that can be reasonably estimated as being applied in the stock market over a long period of time based on defensiveness such as low sensitivity of the EV of the life insurance business to interest rates, stock prices, and real estate values.  According to the Target’s Announcement, the applicable multiple for the non-life insurance business was calculated by conducting a regression analysis on the P/ANAV multiple and ROANAV (return on adjusted net asset value) based on comparable companies and a regression analysis on the P/BV multiple and ROE (return on equity) so as to consider the high capital efficiency of such business, and the applicable multiple for the banking business was calculated by conducting a regression analysis on the P/BV multiple and ROE so as to consider the high capital efficiency of such business.  Then, according to the Target’s Announcement, the share value of the Target was evaluated by making certain financial adjustments such as adding the value of the net assets of each subsidiary engaged in other businesses, and cash and cash equivalents held by the Target, and the per-share value of the Target’s Common Shares has been evaluated to range from JPY 1,062 to JPY 1,918.

According to the Target’s Announcement, under the DDM analysis, the share value was evaluated by the SOTP analysis based on the financial forecast of each subsidiary.  According to the Target’s Announcement, the share values of the life insurance business, non-life insurance business and banking business were evaluated based on projected earnings and investment plans in the business plans of the Target for the period from April 1, 2020 to March 31, 2023, publicly available information and various other factors.  Also, according to the Target’s Announcement, MUMSS established each subsidiary’s capital level necessary for stably operating its business based on the standards for soundness of regulatory and economic value in accordance with the risk management policy prescribed by the Target, and the share value of each subsidiary was evaluated by discounting the part of the capital exceeding such standards to the present value by applying the discount rate (the cost of equity) based on the CAPM (capital asset pricing model) as theoretical dividends attributable to the shareholders.  According to the Target’s Announcement, if the capital level during the term of the business plan was less than the amount necessary to maintain the required standards for soundness, the amount of the theoretic dividends was adjusted so as to meet the necessary capital level.  Then, according to the Target’s Announcement, the share value of the Target was evaluated by making certain financial adjustments such as adding the value of the net assets of each subsidiary engaged in other businesses, and cash and cash equivalents held by the Target, and the per-share value of the Target’s Common Shares has been evaluated to range from JPY 2,348 to JPY 3,106.  According to the Target’s Announcement, the cost of equity adopted is 6.0% to 7.0%, depending on the business.  According to the Target’s Announcement, the exit multiple method is adopted for the valuation of the terminal value, and 0.40 to 0.60 times are adopted as the P/EV multiple for the life insurance business, 1.45 to 1.65 times are adopted as the P/ANAV multiple for the non-life insurance business, and 0.65 to 0.85 times are adopted as the P/BV multiple for the banking business, respectively.

 According to the Target’s Announcement, the financial forecast of the life insurance business, non-life insurance business and banking business (collectively, the “Financial Forecast (Target)”), used by MUMSS as the basis of the DDM analysis, is based on the financial forecasts of Sony Life, Sony Assurance and Sony Bank as follows.  According to the Target’s Announcement, details of the Financial Forecast (Target) have been reviewed by MUMSS by conducting interviews with the Target and taking other actions.  According to the Target’s Announcement, details of the Financial Forecast (Target) have also been confirmed by the Special Committee in terms of the reasonableness of their details, material assumptions, and the preparation process, as stated in (b) above.  According to the Target’s Announcement, the forecast also covers the fiscal year in which a substantial increase/decrease in profits is expected.  Specifically, according to the Target’s Announcement, a temporary substantial decrease in ordinary profit and net income for the fiscal year ending March 2022 is expected due to a lump-sum reserve for a contingency reserve by Sony Life as a result of the cancellation of the reinsurance agreement under which Sony Life With Insurance Co.,Ltd. ceded reinsurance to SA Reinsurance Ltd. upon the merger between Sony Life and Sony Life With Insurance Co., Ltd.  According to the Target’s Announcement, the synergistic effect expected to be achieved by the execution of the Transaction is not reflected in the Financial Forecast (Target), as it is difficult to financially estimate any effect at this point.  According to the Target’s Announcement, it should be noted that the specific impact of the spread of COVID-19 on the Target Group’s business is not certain at this point.  According to the Target’s Announcement, although there was no substantial decrease in profits with respect to the financial results of the fiscal year ended March 2020 including the business results for February and March, 2020, in which the market significantly fluctuated, and the initial plan was generally achieved, lifeplanners of Sony Life currently refrain voluntarily from business operations in the fiscal year ending March 2021 and that may have an adverse effect on business results.  According to the Target’s Announcement, in addition to the business operations, the trend of the market environment also has an impact on the business results, it is difficult to make a medium- and long-term forecast at present and such impact is not reflected in the Financial Forecast (Target) which becomes a business plan.

(Unit: JPY 100 million)
Life Insurance Business (Sony Life)	FY ending March 2021	FY ending March 2022	FY ending March 2023
Ordinary income	15,986	16,541	17,159
Ordinary profit	998	583	960
Net income	679	453	646
Theoretic dividend (Note 6)	1,454	786	801

(Unit: JPY 100 million)
Non-life Insurance Business (Sony Assurance)	FY ending March 2021	FY ending March 2022	FY ending March 2023
Ordinary income	1,248	1,292	1,340
Ordinary profit	84	86	88
Net income	61	62	63
Theoretic dividend (Note 6)	284	76	79

(Unit: JPY 100 million)
Banking Business (Sony Bank)	FY ending March 2021	FY ending March 2022	FY ending March 2023
Ordinary income	513	541	587
Ordinary profit	106	121	147
Net income	69	79	96
Theoretic dividend (Note 6)	– 1	– 14	102

Note 6:	The amounts of the theoretic dividend were calculated by MUMSS based on the Financial Forecast (Target).

According to the Target’s Announcement, the Target has conducted the “Simulation, and MUMSS has made, as a reference value, a trial calculation of the share value of the Target’s Common Shares that takes into account the results of the Simulation based on DDM analysis through consultation with the Target.
According to the Target’s Announcement, in the Simulation, the trial calculation of the impact on business performance was conducted for the fiscal year ending March 2021 based on the two following scenarios.

Assumptions of Scenario 1
-
The spread of COVID-19 continues through the first quarter of FY 2020, the movement of people and physical property is restricted, and business activities are not conducted normally, with the postponement and cancellation of major events, etc.

-
The spread of infections in most regions peaks by around the end of June 2020, restrictions on the movement of people and physical property are eased in the second quarter of the same fiscal year, and steps are gradually taken towards normalization of business activities (the level of impact on business performance varies between regions)

-
Eradication of COVID-19 is declared by the end of the second quarter of the same fiscal year, business activities return to normal in the third quarter of the same fiscal year, and market demand recovers

Assumptions of Scenario 2
-
The spread of infections continues through the second quarter of FY 2020, the movement of people and physical property is restricted, and business activities are not conducted normally, with the postponement and cancellation of major events, etc.

-
The spread of infections in most regions peaks by around the end of September 2020, restrictions on the movement of people and physical property are eased in the third quarter of the same fiscal year, and business activities are restarted, with the main focus being non-face-to-face activities; steps are gradually taken towards normalization of business activities (the level of impact on business performance varies between regions)

-	Business activities return to normal in the fourth quarter of the same fiscal year, and market demand recovers

According to the Target’s Announcement, the Simulation constitutes only the result of a trial calculation similar to sensitivity analysis that applied the abovementioned assumptions of the scenarios mechanically and does not incorporate any additional countermeasures that might be taken by the Target during each scenario.  According to the Target’s Announcement, the Target intends to minimize the impact of the spread of COVID-19 and improve corporate value in the mid-to-long term by appropriately implementing various countermeasures and measures in accordance with the management environment.
According to the Target’s Announcement, MUMSS’ trial calculation of the range of per-share values of the Target’s Common Shares taking into account the results of the Simulation is JPY 2,265 to JPY 3,038, based on deducting the following from the share value of the Target’s Common Shares evaluated using DDM analysis: the present value of the amount of reduction in the theoretic dividend calculated based on the amount of reduction in the after-tax profit index contributing to the share value in comparison with the Financial Forecast (Target).

 According to the Target’s Announcement, MUMSS also evaluated the share value, as a reference value, by performing an appraisal value analysis of the life insurance business.  According to the Target’s Announcement, in the appraisal value analysis, MUMSS analyzed Sony Life’s EV as of September 30, 2020 based on Sony Life’s EV as of March 31, 2020 prepared by the Target to evaluate the share value of the life insurance business, which was calculated by adding the value of new policies, which is the value of cash flows expected from new policies from September 30, 2020, discounted to the present value at a certain discount rate, to the EV as of September 30, 2020.  According to the Target’s Announcement, the value of the Target’s Common Shares was then analyzed by performing a SOTP analysis, in which the share values of the non-life insurance and banking businesses, as evaluated by a DDM analysis, the net assets of each subsidiary engaged in other businesses and the value of cash and cash equivalents held by the Target were added to the share value of the life insurance business, and as a result the range of the value per share of the Target’s Common Shares was evaluated to be between JPY 4,951 to JPY 5,024.  According to the Target’s Announcement, the sensitivity based on economic assumptions such as ultimate forward rates, interest rates, share prices and real estate market values, and foreign exchange rates is as follows.

(Unit: JPY)
	Non-application of ultimate forward rates	50 basis point decline of interest rates	10% decline in share prices and real estate market values	10% appreciation of JPY
Appraisal value sensitivity (influence on the value per share)	1,507	– 264	– 61	– 88

According to the Target’s Announcement, the discount rate used for the value of new policies is in the range of 6.0% to 7.0%.  However, according to the Target’s Announcement, since Japanese insurance companies, including the Target, have very long insurance policy terms and there is uncertainty about the realization of cash flows, share prices in the Japanese market are formed at a certain discount, and due to the limitations in verifying objectivity and feasibility compared to other analysis methods, the results of the appraisal value analysis are for reference only.

(iii)  Outline of the Fairness Opinion (MUMSS)

According to the Target’s Announcement, the Target obtained the Fairness Opinion (MUMSS) on May 18, 2020 from MUMSS which stated to the effect that the Tender Offer Price of JPY 2,600 per share is fair for shareholders of the Target’s Common Shares (excluding the Tender Offeror and its related companies) from a financial point of view (Note 7).  According to the Target’s Announcement, the Fairness Opinion (MUMSS) was issued after analyzing and reviewing the financial information, including the Financial Forecast (Target), submitted by the Target and reviewing the results of the valuation of the Target’s Common Shares conducted by MUMSS after question-and-answer sessions with the Target and the Special Committee, as well as question-and-answer sessions with the Target and the Special Committee regarding the background and circumstances leading to supporting the Tender Offer, and the approval of the committee of MUMSS, which consists of professionals from the Investment Banking Division and other divisions of MUMSS, who are independent of the engagement team of MUMSS.

Note 7:
The Fairness Opinion (MUMSS) and analysis of the share value of the Target’s Common Shares, on which the Fairness Opinion is based, were presented to the Target’s board of directors solely to be used for reference by the Target’s board of directors, and solely as to whether the Tender Offer Price of the Tender Offer is adequate for shareholders of the Target’s Common Shares (excluding the Tender Offeror and its related companies) from a financial point of view as of May 18, 2020.  The Fairness Opinion (MUMSS) expresses its opinion concerning the Target’s Common Shares.  MUMSS has not carried out any valuation of Stock Acquisition Right and the Fairness Opinion (MUMSS) does not express any opinions concerning the Stock Acquisition Rights purchase price.  The Fairness Opinion (MUMSS) does not in any manner address the share prices at which the Target’s Common Shares will trade following the announcement of the Tender Offer and does not constitute an opinion or recommendation to the shareholders of the Target’s Common Shares with respect to the actions of any of such shareholders relating to the Tender Offer.  MUMSS has not recommended any specific Tender Offer Price to the Target’s board of directors, nor has it recommended any specific Tender Offer Price as being the only appropriate price for the Tender Offer.  In expressing its opinion in the Fairness Opinion (MUMSS) and performing analysis, MUMSS has relied on the assumption that all publicly available information and information provided by and obtained from the Target is accurate and complete, and therefore MUMSS has not independently verified the accuracy or completeness of such information.  In the preparation of the Fairness Opinion (MUMSS), MUMSS reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transaction and assumes that the information relating to certain strategic, financial and operational benefits as well as the Financial Forecast (Target) have been reasonably prepared by the Target’s management, reflecting the best currently available estimates and judgments regarding the Target’s future financial condition.  MUMSS understands that such information and the Financial Forecast (Target) have not been revised or adjusted to reflect the recent exceptional market volatility or the expected or potential impacts on the Target arising out of the recent and ongoing developments relating to the COVID-19, and at the Target’s direction and with the Target’s consent MUMSS has used such information and the Financial Forecast (Target) for purposes of MUMSS’s analysis and the Fairness Opinion (MUMSS).  MUMSS have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Transaction.  MUMSS is not legal, accounting, tax, regulatory, corporate pensionary or actuarial advisors.  MUMSS is a financial advisor only and have relied upon, without independent verification, the assessment of the Target and its legal, accounting, tax, regulatory, corporate pensionary or actuarial advisors with respect to legal, accounting, tax, regulatory, corporate pensionary or actuarial matters.  MUMSS has not independently carried out any valuation or assessment of the Target’s assets and liabilities, nor has it obtained any valuations or assessments.  The Fairness Opinion (MUMSS) and analysis provided by MUMSS are necessarily based on the economic, financial, market and other conditions as in effect on, and other information available made to MUMSS as of May 18, 2020.  Events occurring after May 18, 2020 may affect the Fairness Opinion (MUMSS) and analysis, and the assumptions used in preparing the Fairness Opinion (MUMSS) and MUMSS does not assume any obligation to update, revise, or reaffirm the Fairness Opinion (MUMSS).  In expressing its opinion in the Fairness Opinion (MUMSS), MUMSS was not authorized to solicit, and did not solicit, interest from any party with respect to any acquisitions, business combinations or other extraordinary transactions, involving the Target, nor did MUMSS negotiate with any of the parties, other than the Tender Offeror, which expressed to MUMSS an interest in the possible acquisition of the Target or certain of its constituent businesses.

The preparation and underlying analysis of the Fairness Opinion (MUMSS) involve a complex process which is not necessarily appropriate for partial analysis or summarization.  In preparing its opinions, MUMSS considers all the analyses as a whole and does not place a particular emphasis on certain parts of the considered analysis or factors.  In conducting analysis, MUMSS made a number of assumptions about industry conditions, general business and economic conditions, and other matters, many of which are beyond the control of the Target and the Tender Offeror.  All forecasts included in MUMSS’ analysis do not necessarily represent future results or actual values, and such results or values may be significantly better or worse than those implied by such forecasts.
MUMSS has acted as financial advisor to the Target in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the announcement of the Transaction and the completion of the squeeze-out of the minority shareholders in the Transaction.  In the two years prior to May 18, 2020, MUMSS or its affiliates have provided financial advisory and financing services for the Tender Offeror, and MUMSS or its affiliates have received fees in connection with such services.  MUMSS and its affiliates may also seek to provide such services to the Tender Offeror and the Target in the future and expect to receive fees for the rendering of these services.
MUMSS and its affiliates (hereinafter, “Group”) are a global financial services firm engaged in the banking (including financing for the Target and the Tender Offeror), securities, trust, investment management and other businesses (hereinafter, collectively “Financial Services”).  Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services.  In the ordinary course of its underwriting, trading, brokerage and financing activities, the Group may at any time hold long or short positions, may provide Financial Services to the Tender Offeror, the Target, or companies that may be involved in the Transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of the Tender Offeror, the Target, or any company that may be involved in the Transaction, or in any currency or commodity that may be involved in the Transaction, or in any related derivative instrument.  The Group, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of the Tender Offeror, the Target, or any company that may be involved in the Transaction, or in any currency or commodity that may be involved in the Transaction, or in any related derivative instrument.  Further, MUMSS may at any time carry out ordinary course broking activities for the Tender Offeror, the Target, or any company that may be involved in the Transaction.  In addition, the Group, its directors or officers, including individuals working with the Tender Offeror and the Target in connection with the Transaction, may have committed and may commit in the future to invest in private equity funds managed by the Tender Offeror and the Target.

(iv)	Outline of Valuation of the Stock Acquisition Rights

According to the Target’s Announcement, because the Stock Acquisition Rights purchase price was determined to be the amount calculated by multiplying the difference between the Tender Offeror Price and the exercise price of each Stock Acquisition Right per Target’s Common Share by 100, which is the number of the Target’s Common Shares underlying one Stock Acquisition Right, the Target has not obtained any report or opinion (fairness opinion) from a third-party valuation institution concerning the Stock Acquisition Rights purchase price.
According to the Target’s Announcement, in addition, although approval by the Target’ board of directors is required for acquisition of the Stock Acquisition Rights by transfer, the Target has resolved at the meeting of its board of directors held today to comprehensively approve that the holders of the Stock Acquisition Rights transfer their Stock Acquisition Rights to the Tender Offeror by tendering their Stock Acquisition Rights in the Tender Offer, subject to the success of the Tender Offer.

(g) Establishment of an Independent Evaluation Framework at the Target.

According to the Target’s Announcement, as stated in Section I(2)(i) above, the Target has established an internal framework for evaluating and negotiating and making determinations regarding the Transaction from a standpoint independent of the Tender Offeror from the perspective of increasing the corporate value of the Target and ensuring the interests of the Target’s general shareholders.  Specifically, according to the Target’s Announcement, from early February 2020, in light of avoiding any possible impact of structural conflict of interest issues, the Target has refrained, and continues to refrain until today, from involving not only the Target’s officers and employees who concurrently serve as officers or employees of other companies of the Tender Offeror Group, but also each of the Target’s officers and employees who had a position as officers or employees of other companies of the Tender Offeror Group in the past, in the discussion and negotiation process regarding the terms and conditions of the Transaction between the Target and the Tender Offeror or in the preparation process for the Financial Forecast (Target) on which the valuation of the Target’s Common Shares have been based.  According to the Target’s Announcement, the Special Committee has approved that there is no concern from the standpoint of independence with respect to the internal framework for evaluating the Transaction established within the Target (including the scope of the officers and employees of the Target involved in evaluating and negotiating and making determinations regarding the Transaction, and their duties), including the exclusion of the Target’s officers and employees as stated above.

(h) Unanimous Approval of All Non-interested Directors and Opinion of All Non-interested Statutory Auditors that They Had No Objection at the Target.

According to the Target’s Announcement, as stated in Section I(2)(i) above, the Target’s board of directors carefully discussed and evaluated whether the Transaction (including the Tender Offer) would contribute to increasing the corporate value of the Target and whether the terms and conditions of the Transaction (including the Tender Offer Price) are appropriate, based on the legal advice received from Mori Hamada & Matsumoto, advice from a financial point of view and the Valuation Report (MUMSS) and the Fairness Opinion (MUMSS) received from MUMSS, as well as the Valuation Report (Plutus) and the Fairness Opinion (Plutus) received through the Special Committee, giving the highest degree of respect to the contents of determinations by the Special Committee presented in the Report.
As a result, as stated in Section I(2)(i) above, according to the Target’s Announcement, the Target determined that (i) the Transaction (including the Tender Offer) would contribute to increasing the corporate value of the Target and (ii) the terms and conditions of the Transaction (including the Tender Offer Price) is appropriate, securing interests that should be enjoyed by the Target’s general shareholders, and the Tender Offer would provide the Target’s general shareholders with a reasonable opportunity to sell their the Target’s Common Shares at a price inclusive of an appropriate premium.  Therefore, according to the Target’s Announcement, the Target resolved at the meeting of its board of directors held today by unanimous approval of the directors who participated in the deliberation and resolution to express an opinion in support of the Tender Offer and to recommend that the shareholders and the holders of the Stock Acquisition Rights of the Target tender the Target’s Common Shares and the Stock Acquisition Rights in the Tender Offer.
According to the Target’s Announcement, at the above-mentioned meeting of the Target’s  board of directors held today, of the ten directors of the Target, Mr. Hiroki Totoki, Mr. Shiro Kambe, and Ms. Naomi Matsuoka concurrently serve as director, corporate executive officer, or executive officer of the Tender Offeror; Mr. Shigeru Ishii and Mr. Yutaka Ito served as employees of the Tender Offeror in the past; Mr. Shigeru Ishii is referred to as Executive Vice President at the Tender Offeror due to his position as the representative of the Target which belongs to the Tender Offeror Group; and Mr. Masashi Oka will assume the office of President & CEO, Representative Director of the Target as of June 23, 2020 (for details, please refer to “Announcement of Changes in Representative Directors and Executives, and the New Management Team” announced by the Target on April 30, 2020).  According to the Target’s Announcement, thus, from the standpoint of avoiding any possible impact of structural conflict of interest issues and information asymmetry issues in the Transaction to the deliberation and resolutions at the board of directors, the meeting of the Target’s board of directors held today was two-tiered: first, (i) the four directors other than Mr. Shigeru Ishii, Mr. Yutaka Ito, Mr. Hiroki Totoki, Mr. Shiro Kambe, Ms. Naomi Matsuoka, and Mr. Masashi Oka participated in the deliberation and passed a resolution as stated above by unanimous approval; and further, in light of ensuring the quorum for the meeting of the Target’s board of directors was met, (ii) six directors (those four directors participating in (i) above and Mr. Yutaka Ito and Mr. Masashi Oka) once again passed a resolution as stated above by unanimous approval.

According to the Target’s Announcement, all of the statutory auditors present at the Target’s board of directors (two statutory auditors (of whom two are outside statutory auditors) out of three statutory auditors) expressed the opinion that they had no objections with respect to the resolution.
According to the Target’s Announcement, of the directors of the Target, four directors (Mr. Shigeru Ishii, Mr. Hiroki Totoki, Mr. Shiro Kambe, and Ms. Naomi Matsuoka) did not participate in the deliberations or resolutions of the meetings of the Target’s board of directors for the Transaction, including the aforementioned meeting of the board of directors held today, in light of avoiding any possible impact of structural conflict of interest issues and information asymmetry issues in the Transaction, and they did not participate in the deliberations of the Transaction or any discussions or negotiations with the Tender Offeror on behalf of the Target.

According to the Target’s Announcement, Mr. Yutaka Ito and Mr. Masashi Oka participated in the resolution in the second stage of the meeting of the Target’s board of directors held today in light of ensuring the quorum for the meeting of the board of directors was met, and Mr. Masashi Oka, as stated in (b) above, participated in the deliberation and resolution at the Extraordinary Shareholders’ Meeting held on February 28, 2020, that is before deciding the changes of office above, but other than those mentioned above, did not participate in the deliberations of the Transaction or any discussions and negotiations with the Tender Offeror on behalf of the Target.
According to the Target’s Announcement, Mr. Hirotoshi Korenaga, a statutory auditor of the Target who concurrently serves as an employee of the Tender Offeror, did not participate in any of the deliberations at the meeting of its board of directors and refrained from expressing his opinion regarding the resolution of the board of directors.

(i) No Transaction Protection Clause.

According to the Target’s Announcement, in order to secure an opportunity for persons other than the Tender Offeror to make competing offers, etc., and thereby contribute to ensuring the fairness of the Tender Offer, the Tender Offeror and the Target have not entered into any agreement that restricts the Target from contacting persons making competing offers, including any agreement providing a transaction protection clause that may forbid the Target from contacting persons making competing offers.

(j) Measures to Ensure Opportunities for the Target’s Shareholders to Appropriately Decide Whether to Tender Their Shares in the Tender Offer.

According to the Target’s Announcement, as stated in Section I(4), the Tender Offeror secures an opportunity for the shareholders and the holders of the Stock Acquisition Rights of the Target to appropriately decide whether to tender their Target’s Common Shares and the Stock Acquisition Rights in the Tender Offer and thereby ensuring that the Tender Offer is not coercive by (i) employing methods ensuring the Target’s shareholders’ right to claim for purchase of shares or right to claim for determination of purchase price, wherein depending on the number of shares acquired by the Tender Offeror through the successful completion of the Tender Offer, the Tender Offeror, promptly after the completion of the settlement of the Tender Offer, either plans to exercise the Demand for Shares, Etc. Cash-Out with respect to all of the Target’s Common Shares (excluding the Target’s Common Shares owned by the Tender Offeror and the treasury shares owned by the Target) and all of the Stock Acquisition Rights, or intends to request that the Target hold an Extraordinary Shareholders’ Meeting at which the Target will present proposals to approve the Share Consolidation and, subject to the Share Consolidation becoming effective, to partially amend the Articles of Incorporation to abolish the article concerning the number of shares per share unit; and (ii) clarifying that, in the event of exercising the Demand for Shares, Etc. Cash-Out or conducting the Share Consolidation, the amount of cash to be paid as a consideration to the respective shareholders of the Target is planned to be equal to an amount calculated by multiplying the Tender Offer Price by the number of the Target’s Common Shares each shareholder (excluding the Tender Offeror and the Target) owns, and if the cash is to be paid as a consideration to the holders of the Stock Acquisition Rights of the Target, the amount of such cash is planned to be equal to an amount calculated by multiplying the Stock Acquisition Rights purchase price by the number of the Stock Acquisition Rights owned by those holders of the Stock Acquisition Rights.
In addition, according to the Target’s Announcement, the Tender Offeror has set the Tender Offer Period of the Tender Offer as 39 business days, while the statutory minimum purchase period is 20 business days.  The Tender Offeror has set a relatively long tender offer period and secured the period for the shareholders and the holders of the Stock Acquisition Rights of the Target to give deep consideration on the appropriateness of the Transaction and the Tender Offer Price and to appropriately decide whether to tender the Target’s Common Shares and the Stock Acquisition Rights in the Tender Offer.

(iii)	Relations with Valuation Institutions

 Goldman Sachs, a financial advisor (a valuation institution) of the Tender Offeror, is not a related party of the Tender Offeror or the Target and has no material interests in relation to the Transaction.

 Deloitte Tohmatsu, a third-party valuation institution of the Tender Offeror, is not a related party of the Tender Offeror or the Target and has no material interests in relation to the Transaction.

 (5)            Number of Shares to Be Purchased.

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
152,130,036 (shares)	7,070,000 (shares)	―

Note 1:
If the aggregate number of the Tendered Share Certificates, Etc. is less than the Minimum Tender Condition (7,070,000 shares), the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc.  If the aggregate number of the Tendered Share Certificates, Etc. is equal to or greater than the Minimum Tender Condition, the Tender Offeror will purchase all of the Tendered Share Certificates, Etc.  The number of shares sought to be acquired is the number of shares (152,130,036 shares) obtained by deducting the number of the Target’s Common Shares owned by the Tender Offeror as of today (283,050,000 shares) from the Total Number of Shares after Dilution (435,180,036 shares) (Excluding the Treasury Shares Owned by the Target), which is the maximum number of the Target’s share certificates, etc. that the Tender Offer may acquire through the Tender Offer.

Note 2:
Shares constituting less than a unit will also be subject to purchase through the Tender Offer.  The Target may purchase its own shares in accordance with procedures stipulated in the laws and regulations during the tender offer period (as stated in Section II(2)(ii) above) (the “Tender Offer Period”) from any shareholder who exercises the right to require the Target to purchase shares constituting less than a unit under the Companies Act.

Note 3:	There is no plan to purchase treasury shares owned by the Target through the Tender Offer.
Note 4:
If the Stock Acquisition Rights are exercised before the end of the Tender Offer Period, the shares of the Target issued or transferred as a result of such exercise may be tendered in the Tender Offer.

(6)            Change in Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.

Number of Voting Rights Represented by Share Certificates, Etc. Held by Tender Offeror Before Purchase, Etc.:	2,830,500	(Percentage of Ownership of Share Certificates, Etc. Before Purchase, Etc.: 65.04%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties Before Purchase, Etc.:	0	(Percentage of Ownership of Share Certificates, Etc. Before Purchase, Etc.: 0.00%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Tender Offeror After Purchase, Etc.:	4,351,800	(Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.: 100.00%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties After Purchase, Etc.:	0	(Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.: 0.00%)
Number of Voting Rights of All Shareholders of Target:	4,350,254

Note 1:
“Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties Before Purchase, Etc.” indicates the aggregate number of voting rights represented by the share certificates, etc. held by each of the special related parties (as defined in the Law) (however, out of the special related parties, the parties who are excluded from the special related parties, pursuant to Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, Etc. by Person Other Than Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Cabinet Ordinance”), in calculating the ownership percentage of share certificates, etc. pursuant to each of the Items of Article 27-2, Paragraph 1 of the Act, are excluded).  Given that the Tender Offer targets the share certificates, etc. held by the special related parties (except for treasury shares held by the Target), the “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties After Purchase, Etc.” is stated as zero.  After confirming the share certificates, etc. held by the special related parties after today, if any amendment thereto is required, the Tender Offeror intends to disclose such amendment.

Note 2:
“Number of Voting Rights of All Shareholders of Target” is the number of voting rights of all shareholders of the Target as of September 30, 2019 (100 shares constitute one unit of shares) as stipulated in the 16th Term –Third Quarter Securities Report filed by the Target on February 14, 2020.  Since the Tender Offer is for shares constituting less than one unit and the Target’s Common Shares that may be issued or transferred as a result of the exercise of the Stock Acquisition Rights, we use the number of voting rights (4,351,800) in respect of the Total Number of Shares after Dilution (Excluding Treasury Shares Owned by the Target) (i.e., 435,180,036), as the denominator with respect to the calculation of the “Percentage of Ownership of Share Certificates, Etc. Before Purchase, Etc.” and “Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.”.

Note 3:	“Percentage of Ownership of Share Certificates, Etc. Before Purchase, Etc.” and “Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.” are rounded to the nearest hundredth.

(7)	Aggregated Purchase Price JPY 395,538 million.

Note:	“Aggregated Purchase Price” is an amount calculated by multiplying the number of shares to be acquired through the Tender Offer (i.e., 152,130,036) by the Tender Offer Price (JPY 2,600).

(8)	Method of Settlement.

(i)	Name and Address of Head Office of Financial Instruments Business Operators, Banks, Etc., in Charge of Settlement for Purchase, Etc. Nomura Securities Co., Ltd. 9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo

(ii)	Commencement Date of Settlement. July 20, 2020 (Monday)

(iii)	Method of Settlement.

After expiration of the Tender Offer Period, Nomura Securities will promptly mail a notification concerning the purchase, etc. of shares through the Tender Offer to the Tendering Shareholders’ addresses (or their standing proxies’ addresses in the case of Foreign Shareholders).

Purchases will be settled in cash.  The Tendering Shareholders, Etc. may receive the cash proceeds from the sale of the Tendered Share Certificates, Etc. under the Tender Offer promptly after the commencement date of settlement via electronic funds transfer or other remittance method that they have designated (remittance fees may apply).

(iv)	Method of Return of Securities.

If all of the Tendered Share Certificates, Etc. are not purchased in accordance with the terms described in Section II(9)(i) and (ii) below, the Tendered Share Certificates, Etc. that are required to be returned will be returned to the Tendering Shareholders, Etc. promptly after two (2) business days following the last day of the Tender Offer Period (or the day of the withdrawal, etc. if the Tender Offer is withdrawn, etc.).  The shares will be returned by restoring the record of the shares in the Tendering Shareholders’ Account of the Tender Offer Agent to the state that existed immediately prior to the relevant tender. (If the Tendering Shareholders, Etc. wish their shares to be transferred to their accounts established with other financial instruments business operators, they are asked to confirm with the head office or domestic branch offices of the Tender Offer Agent at which the relevant tender was accepted.)  Regarding the Stock Acquisition Rights, the documents which were submitted to tender the Stock Acquisition Rights will be returned to the Tendering Shareholders, Etc. by in-person delivery or by mail to the address of such Tendering Shareholders, Etc., in accordance with the relevant Tendering Shareholders’ instructions.
* Along with taking preventive measures against COVID-19, during the Tender Offer Period, special measures may be been taken such as temporarily suspending services provided by the Tender Offer Agent in person.  For details, please contact the head office or domestic branch offices of the Tender Offer Agent.  Furthermore, with respect to the special measures, etc., please also refer to the Tender Offer Agent’s website (https://www.nomura.co.jp/).

(9)	Other Conditions and Methods of Purchase, Etc.

(i)	Conditions Set Forth in Article 27-13, Paragraph 4 of the Act.

If the total number of the Tendered Share Certificates, Etc. does not satisfy the Minimum Tender Condition (7,070,000 shares) the Tender Offeror will not purchase any of the tendered securities.  If the total number of the Tendered Share Certificates, Etc. is equal to or greater than the Minimum Tender Condition (7,070,000 shares), the Tender Offeror will purchase all of the Tendered Share Certificates, Etc.

(ii)	Conditions for Withdrawal of Tender Offer, Details Thereof and Method of Disclosure for Withdrawal.

The Tender Offeror may withdraw the Tender Offer if any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8 and Items 3.10, and Article 14, Paragraph 2, Items 3 through 6, of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended) (hereinafter referred to as the “Enforcement Order”) occurs.  Under Article 14, Paragraph 1, Item 3.10, the Tender Offeror designates the following events in the Tender Offer as events equivalent to the events set forth in Items 3.1 through 3.9:

(a)
where it is found that there is a false statement regarding, or an omission of, a material matter to be stated, in the statutory disclosure documents which the Target submitted in the past and where the Tender Offeror did not know of the existence of such false statement, etc. and the Tender Offeror could not have known of the existence of such false statement, etc. even with the exercise of due care; or

(b)	any of the events set forth in Article 14, Paragraph 1, Items 3.1 through 3.7 occurs in respect of the important subsidiaries of the Target.

If it intends to withdraw the Tender Offer, the Tender Offeror will give an electronic public notice and provide notice thereof in the Nihon Keizai Shimbun.  However, if it is difficult to give such public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Ordinance and give public notice immediately after the announcement.

(iii)	Conditions of Reduction of Price of Purchase, Etc. and Method of Disclosure of Reduction.

Under the provisions of Article 27-6, Paragraph 1, Item 1 of the Act, if the Target conducts any act set out in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the Price of Purchase, Etc. in accordance with the standards prescribed in Article 19, Paragraph 1 of the Cabinet Ordinance.  If the Tender Offeror intends to reduce the Tender Offer Price, the Tender Offeror will give an electronic public notice and provide notice thereof in the Nihon Keizai Shimbun.  However, if it is difficult to give such notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Ordinance and give public notice immediately after the announcement.  If the Price of Purchase, Etc. is reduced, the Tender Offeror will also purchase at the reduced Price of Purchase, Etc. the Tendered Share Certificates, Etc. prior to the date of the public notice.

(iv)	Matters Concerning Right of Tendering Shareholders, Etc. to Cancel Tender.

Tendering Shareholders, Etc. may cancel a contract to tender shares of the Target’s Common Shares or Stock Acquisition Rights at any time during the Tender Offer Period.  In order to cancel the contract, Tendering Shareholders, Etc. must personally deliver or mail (by post) a written request for the cancellation of the contract related to the Tender Offer (the “Cancellation Documents”) to the head office or a branch office in Japan of the entity designated below that received the application from such Tendering Shareholders, Etc., by 15:30 on the last day of the Tender Offer Period.  If cancellation is made by postal mail, the cancellation will not be effective unless the Cancellation Documents are delivered by 15:30 on the last day of the Tender Offer Period.

A contract executed via the online service can be canceled either via the online service (https://hometrade.nomura.co.jp/) or by personally delivering or mailing (by post) the Cancellation Documents.  To cancel a contract via the online service, Tendering Shareholders must complete the cancellation procedures in the manner prescribed on that website by 15:30 on the last day of the Tender Offer Period.  Tendering Shareholders, Etc. may not cancel via the online service a contract executed at the office of the Tender Offer Agent they have an account with.  To cancel a contract by personally delivering or mailing (by mail) the Cancellation Documents, Tendering Shareholders, Etc. must request the form of the Cancellation Documents in advance from the office of the Tender Offer Agent they have an account with and then send the filled out form to such office by 15:30 on the last day of the Tender Offer Period.  If cancellation is made by postal mail, the cancellation will not be effective unless the Cancellation Documents are delivered by 15:30 on the last day of the Tender Offer Period.

Entity authorized to receive cancellation documents:

Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo
(or any branch of Nomura Securities Co., Ltd. in Japan)

The Tender Offeror will not make any claim for indemnification or penalty payment against the Tendering Shareholders, Etc., even if the Tendering Shareholders, Etc. cancel their tender.  Further, the cost of returning the Tendered Share Certificates, Etc. to the Tendering Shareholders, Etc. will be borne by the Tender Offeror.
* Along with taking preventive measures against COVID-19, during the Tender Offer Period, special measures may be been taken such as temporarily suspending services provided by the Tender Offer Agent in person.  For details, please contact the head office or domestic branch offices of the Tender Offer Agent.  Furthermore, with respect to the special measures, etc., please also refer to the Tender Offer Agent’s website (https://www.nomura.co.jp/).

(v)	Method of Disclosure of Change in Conditions of Tender Offer.

Unless otherwise prohibited under the provisions of Article 27-6, Paragraph 1 of the Act and Article 13, Paragraph 2 of the Enforcement Order and other applicable laws, the Tender Offeror may change any terms and conditions concerning the acquisition during the Tender Offer Period.  If any changes are made to any terms and conditions concerning the acquisition, the Tender Offeror will give an electronic public notice and provide notice thereof in the Nihon Keizai Shimbun.  However, if it is difficult to give such notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement by the method set out in Article 20 of the Cabinet Ordinance and give public notice immediately after the announcement.  If the terms and conditions of the acquisition are changed, the Tender Offeror will also purchase the Tendered Share Certificates, Etc. that were tendered on or before the date of the public notice in accordance with the changed conditions of the purchase.

(vi)	Method of Disclosure of Amendment to Registration Statement.

If the Tender Offeror submits an amendment to the Tender Offer Registration Statement to the Director of the Kanto Local Finance Bureau (except for the cases set forth in the proviso of Article 27-8, Paragraph 11), it will immediately announce the content thereof that is relevant to the content of the public notice of the commencement of the Tender Offer, in accordance with the manner set out in Article 20 of the Cabinet Ordinance.  The Tender Offeror will also amend the Tender Offer Explanation Statement immediately and distribute the amendment to the Tender Offer Explanation Statement to the Tendering Shareholders, Etc. who have received the Tender Offer Explanation Statement.  However, if the Tender Offeror amends only small parts of the Tender Offer Explanation Statement, it may instead distribute to the Tendering Shareholders, Etc. a document stating the reason for the amendments, the matters having been amended, and the details thereof.

(vii)	Method of Disclosure of Results of Tender Offer.

The results of the Tender Offer will be made public by the method set out in Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Ordinance on the day after the last day of the Tender Offer Period.

(10)	Date of Public Notice of Commencement of Tender Offer.

May 20, 2020 (Wednesday)

(11)	Tender Offer Agent.

Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo

III.	Policies after the Tender Offer and Future Prospects.

(1)            Policies After Tender Offer

Please refer to Section I. (2), (3), (4), and (5).

(2)            Future Prospects on Business

If all shareholders of the Target (excluding the Tender Offeror) tendered their shares to the Tender Offer, the total purchase price to be paid by the Tender Offeror will be approximately JPY 400,000,000,000. While the Tender Offeror's forecast for consolidated financial results for the fiscal year ending March 31, 2021 is undetermined at this time, the Transaction is anticipated to increase the net income attributable to the shareholders of the Tender Offeror during the fiscal year ending March 31, 2021.

IV.	Others.

(1)            Agreements Between Tender Offeror and Target or Its Officers; Terms Thereof.

(i)	Support for Tender Offer.

According to the Target’s Announcement, the board of directors of the Target resolved at a meeting held today that the Target would issue an opinion in support of the Tender Offer and recommend that the shareholders and the holders of the Stock Acquisition Rights of the Target tender their shares of the Target’s Common Shares and Stock Acquisition Rights in the Tender Offer.
As to the details of the Target’s decision-making process, please refer to the Target’s Announcement and Section II. (4) (ii) (Measures to Ensure the Fairness of the Tender Offer Such as Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest) (h) above.

(ii)	Background to, Purpose of, and Decision-making Process Concerning Tender Offer and Management Policy after Tender Offer.

Please refer to Section I(2) above.

(iii)	Measures to Ensure the Fairness of Tender Offer Including Such Measures to Ensure the Fairness of the Tender Offer Price and to Avoid Conflicts of Interest.

Please refer to Section I(3) above.

(2)	Other Information Deemed Necessary for Decision-making by Investors Concerning Tender Their Shares in Purchase, Etc.

(i)	Announcement of “Consolidated Financial Summary (Japanese GAAP) for the Fiscal Year Ended March 31, 2020”.

The Target announced “Consolidated Financial Summary (Japanese GAAP) for the Fiscal Year Ended March 31, 2020” as of May 19, 2020.  The profit and loss (consolidated) of the Target for the fiscal year referred to in the announcement is as stated below.  According to the Target, such results have not been reviewed by an audit firm under Article 193-2, Paragraph 1 of the Act.  The outline below is an excerpt of the information disclosed by the Target, and the Tender Offeror is not in a position to independently verify the accuracy and credibility thereof and has not implemented such verification.  For details, please refer to the announcement.

(a) Profit & Loss (consolidated).
(JPY)
Fiscal Period	Fiscal Year Ended March 31, 2020
Ordinary revenues	1,781,420 million
Ordinary profit	111,880 million
Net income attributable to owners of the parent	74,429 million

(b) Per Share Information (consolidated).
(JPY)
Fiscal Period	Fiscal Year Ended March 31, 2020
Net profit per share	171.09
Dividend per share	70.00
Net asset value per share	1,584.90

[Soliciting Regulations]
This press release is a news statement intended for the announcement of the Tender Offer to the general public and is not intended for soliciting an offer to sell the shares in connection with the Tender Offer.  If anyone desires to sell his or her shares, a shareholder should, at his or her own responsibility, review the tender offer explanatory statement for the Tender Offer and accept the Tender Offer in his or her own discretion.  This press release is not considered as an offer or solicitation of sales of securities or solicitation of offer of purchase of securities and does not constitute any such offer.  This press release (or any part of it) or the fact of its distribution does not provide a basis for any kind of agreement pertaining to the Tender Offer, and it may not be relied upon when executing any such agreement.
[Forward-Looking Statements]
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

[Regulations of the United States]
The Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed in the Act.  However, such procedures and standards are not necessarily the same as the procedures and information disclosure standards in the U.S.  In particular, Sections 13(e) and Section 14(d) of the U.S. Securities Exchange Act of 1934 (as amended) (the “U.S. Securities Exchange Act of 1934”), and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to such procedures and standards.  The Tender Offer is being made for the securities of the Target by the Tender Offeror.  A majority of the directors and corporate executive officers of the Tender Offeror and the Target are non-U.S. residents, and a substantial portion of the assets of the Tender Offeror and the Target and the assets of their respective directors and corporate executive officers are located outside the U.S.  As a result, it may be more difficult for you to enforce against the Tender Offeror, the Target or their respective directors and corporate executive officers judgments obtained in U.S. courts predicated upon civil liability provisions of the federal and state securities laws of the U.S. or similar judgments obtained in other courts outside Japan.  There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the U.S.
Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese.  If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English-language documentation and the Japanese-language documentation, the Japanese-language documentation will prevail.  Statements in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended), and Section 21E of the U.S. Securities Exchange Act of 1934.   Actual results may be substantially different from the express or implied predictions contained herein that constitute “forward-looking statements” due to known or unknown risks, uncertainties or any other factors.  Neither the Tender Offeror nor any of its affiliates makes any assurances that such express or implied predictions that constitute “forward-looking statements” will be achieved.  The “forward-looking statements” contained herein have been prepared based on the information possessed by the Tender Offeror as of the date hereof, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror nor any of its affiliates assumes any obligation to update or revise those statements to reflect any future events or circumstances.
The Tender Offeror, each of the respective financial advisors to the Tender Offeror and the Target, and the Tender Offer Agent (including the respective affiliates) may, within its ordinary course of business and to the extent permitted by laws and regulations relating to financial instruments and exchange and by other applicable laws and regulations of Japan, purchase or take actions to purchase shares of the Target for its own account or for its customers’ account, outside the Tender Offer, prior to the commencement of, or during, the Tender Offer Period in accordance with the requirements of Rule 14e-5(b) under the U.S. Securities Exchange Act of 1934.  If any information concerning such purchase is disclosed in Japan, disclosure of such information will be made in English on the website of the person who conducted such purchase (or through other means of public disclosure).
[Other Countries]
In certain countries or regions, the announcement, issue or distribution of this press release may be restricted by laws or regulations.  In such cases, you are required to be aware of such restrictions and comply with the laws and regulations of such countries or regions.  Even if this press release is received in any country or region where the implementation of the Tender Offer is illegal, this press release shall not constitute any solicitation of an offer to sell or offer to purchase shares in relation to the Tender Offer, and shall be considered as a mere distribution of informative materials.

- EOF -